Canadian Pacific Railway Limited

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

Accounting Principles Generally Accepted

In the United States of America

Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Canadian Pacific Railway Limited:

We have audited the accompanying consolidated financial statements of Canadian Pacific Railway Limited and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013, and the consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of cash flows, and consolidated statements of changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Canadian Pacific Railway Limited and subsidiaries as at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2015 (not presented herein) expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants

February 23, 2015 (except as to notes 2,17,19 and 33, which are as of November 24, 2015)

Calgary, Canada

2

CONSOLIDATED STATEMENTS OF INCOME

Year ended December 31 (in millions of Canadian dollars)	2014	2013	2012

Revenues
Freight	$6,464	$5,982	$5,550
Other	156	151	145

Total revenues	6,620	6,133	5,695

Operating expenses
Compensation and benefits (Note 31)	1,352	1,385	1,474
Fuel	1,048	1,004	999
Materials (Note 31)	193	160	166
Equipment rents	155	173	206
Depreciation and amortization	552	565	539
Purchased services and other (Note 31)	985	998	1,044
Asset impairments (Note 3)	–	435	265
Labour restructuring (Note 4)	(4)	(7)	53

Total operating expenses	4,281	4,713	4,746

Operating income	2,339	1,420	949
Less:
Other income and charges (Note 5)	19	17	37
Net interest expense (Note 6)	282	278	276

Income before income tax expense	2,038	1,125	636
Income tax expense (Note 7)	562	250	152

Net income	$1,476	$875	$484

Earnings per share (Note 8)
Basic earnings per share	$8.54	$5.00	$2.82
Diluted earnings per share	$8.46	$4.96	$2.79

Weighted-average number of shares (millions) (Note 8)
Basic	172.8	174.9	171.8
Diluted	174.4	176.5	173.2

See Notes to Consolidated Financial Statements.

3

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year ended December 31 (in millions of Canadian dollars)	2014	2013	2012

Net income	$1,476	$875	$484
Net (loss) gain in foreign currency translation adjustments, net of hedging activities	(32)	3	11
Change in derivatives designated as cash flow hedges	(49)	(1)	9
Change in pension and post-retirement defined benefit plans	(941)	1,681	(50)

Other comprehensive (loss) income before income taxes	(1,022)	1,683	(30)
Income tax recovery (expense) on above items (Note 9)	306	(418)	–
Equity accounted investments	–	–	(2)

Other comprehensive (loss) income (Note 9)	(716)	1,265	(32)

Comprehensive income	$760	$2,140	$452

See Notes to Consolidated Financial Statements.

4

CONSOLIDATED BALANCE SHEETS

As at December 31 (in millions of Canadian dollars except common shares)	2014	2013

Assets
Current assets
Cash and cash equivalents (Note 11)	$226	$476
Restricted cash and cash equivalents (Note 19)	–	411
Accounts receivable, net (Note 12)	702	580
Materials and supplies	177	165
Deferred income taxes (Note 7)	56	344
Other current assets	116	53

	1,277	2,029
Investments (Note 14)	112	92
Properties (Note 15)	14,438	13,327
Assets held for sale (Notes 3 and 13)	182	222
Goodwill and intangible assets (Note 16)	176	162
Pension asset (Note 24)	304	1,028
Other assets (Notes 2, 17 and 32)	117	163

Total assets	$16,606	$17,023

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities (Note 18)	$1,277	$1,189
Long-term debt maturing within one year (Note 19)	134	189

	1,411	1,378
Pension and other benefit liabilities (Note 24)	755	657
Other long-term liabilities (Note 21)	432	338
Long-term debt (Notes 2 and 19)	5,625	4,650
Deferred income taxes (Note 7)	2,773	2,903

Total liabilities	10,996	9,926

Shareholders’ equity
Share capital (Note 23)	2,185	2,240
Authorized unlimited common shares without par value. Issued and outstanding are 166.1 million and 175.4 million at December 31, 2014 and 2013, respectively.
Authorized unlimited number of first and second preferred shares; none outstanding.
Additional paid-in capital	36	34
Accumulated other comprehensive loss (Note 9)	(2,219)	(1,503)
Retained earnings	5,608	6,326

	5,610	7,097

Total liabilities and shareholders’ equity	$16,606	$17,023

Commitments and contingencies (Note 27)

Certain figures have been reclassified due to retrospective adoption of change in accounting policy (Note 2)

See Notes to Consolidated Financial Statements.

Approved on behalf of the Board:	/s/ Andrew F. Reardon	/s/ Isabelle Courville
	Andrew F. Reardon, Director,	Isabelle Courville, Director,
	Chair of the Board	Chair of the Audit Committee

5

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31 (in millions of Canadian dollars)	2014	2013	2012

Operating activities
Net income	$1,476	$875	$484
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	552	565	539
Deferred income taxes (Note 7)	354	212	140
Pension funding in excess of expense (Note 24)	(132)	(55)	(61)
Asset impairments (Note 3)	–	435	265
Labour restructuring, net (Note 4)	(17)	(29)	50
Other operating activities, net	14	(51)	(84)
Change in non-cash working capital balances related to operations (Note 10)	(124)	(2)	(5)

Cash provided by operating activities	2,123	1,950	1,328

Investing activities
Additions to properties (Note 15)	(1,449)	(1,236)	(1,148)
Proceeds from the sale of west end of Dakota, Minnesota and Eastern Railroad (Note 3)	236	–	–
Proceeds from sale of properties and other assets	52	73	145
Change in restricted cash and cash equivalents used to collateralize letters of credit (Note 19)	411	(411)	–
Other	–	(23)	(8)

Cash used in investing activities	(750)	(1,597)	(1,011)

Financing activities
Dividends paid	(244)	(244)	(223)
Issuance of common shares (Note 23)	62	83	198
Purchase of CP Common shares (Note 23)	(2,050)	–	–
Issuance of long-term debt, excluding commercial paper (Note 19)	–	–	71
Repayment of long-term debt, excluding commercial paper (Note 19)	(183)	(56)	(50)
Net issuance of commercial paper (Note 19)	771	–	–
Settlement of foreign exchange forward on long-term debt (Note 20)	17	–	–
Net decrease in short-term borrowing (Note 19)	–	–	(27)
Other	(3)	(3)	1

Cash used in financing activities	(1,630)	(220)	(30)

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	7	10	(1)

Cash position
(Decrease) increase in cash and cash equivalents	(250)	143	286
Cash and cash equivalents at beginning of year	476	333	47

Cash and cash equivalents at end of year (Note 11)	$226	$476	$333

Supplemental disclosures of cash flow information:

Income taxes paid (refunded)	$226	$31	$(3)
Interest paid	$309	$295	$278

See Notes to Consolidated Financial Statements.

6

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars except per share data)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity

Balance at December 31, 2011	$1,854	$86	$(2,736)	$5,445	$4,649
Net income	–	–	–	484	484
Other comprehensive loss (Note 9)	–	–	(32)	–	(32)
Dividends declared ($1.3500 per share)	–	–	–	(232)	(232)
Effect of stock-based compensation expense	–	25	–	–	25
Shares issued under stock option plan (Note 23)	273	(70)	–	–	203

Balance at December 31, 2012	2,127	41	(2,768)	5,697	5,097
Net income	–	–	–	875	875
Other comprehensive income (Note 9)	–	–	1,265	–	1,265
Dividends declared ($1.4000 per share)	–	–	–	(246)	(246)
Effect of stock-based compensation expense	–	17	–	–	17
Shares issued under stock option plan (Note 23)	113	(24)	–	–	89

Balance at December 31, 2013	2,240	34	(1,503)	6,326	7,097
Net income	–	–	–	1,476	1,476
Other comprehensive loss (Note 9)	–	–	(716)	–	(716)
Dividends declared ($1.4000 per share)	–	–	–	(241)	(241)
Effect of stock-based compensation expense	–	19	–	–	19
CP Common Shares repurchased (Note 23)	(136)	–	–	(1,953)	(2,089)
Shares issued under stock option plan (Note 23)	81	(17)	–	–	64

Balance at December 31, 2014	$2,185	$36	$(2,219)	$5,608	$5,610

See Notes to Consolidated Financial Statements.

7

CANADIAN PACIFIC RAILWAY LIMITED

Notes to Consolidated Financial Statements

December 31, 2014

Canadian Pacific Railway Limited (“CPRL”), through its subsidiaries (collectively referred to as “CP” or “the Company”), operates a transcontinental railway in Canada and the United States. CP provides rail and intermodal transportation services over a network of approximately 13,700 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia, and the U.S. Northeast and Midwest regions. CP’s railway network feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend the Company’s market reach east of Montreal in Canada, throughout the U.S. and into Mexico. CP transports bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, fertilizers and sulphur. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.

1    Summary of significant accounting policies

Generally accepted accounting principles in the United States of America (“GAAP”)

These consolidated financial statements are expressed in Canadian dollars and have been prepared in accordance with GAAP.

Principles of consolidation

These consolidated financial statements include the accounts of CP and all its subsidiaries. The Company’s investments in which it has significant influence are accounted for using the equity method. All intercompany accounts and transactions have been eliminated.

Use of estimates

The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the year, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. Management regularly reviews its estimates, including those related to environmental liabilities, pensions and other benefits, depreciable lives of properties, goodwill, deferred income tax assets and liabilities, as well as legal and personal injury liabilities based upon currently available information. Actual results could differ from these estimates.

Principal subsidiaries

The following list sets out CPRL’s principal railway operating subsidiaries, including the jurisdiction of incorporation. All of these subsidiaries are wholly owned, directly or indirectly, by CPRL as at December 31, 2014.

Principal subsidiary	Incorporated under the laws of

Canadian Pacific Railway Company	Canada
Soo Line Railroad Company (“Soo Line”)	Minnesota
Delaware and Hudson Railway Company, Inc. (“D&H”)	Delaware
Dakota, Minnesota & Eastern Railroad Corporation (“DM&E”)	Delaware
Mount Stephen Properties Inc. (“MSP”)	Canada

Revenue recognition

Railway freight revenues are recognized based on the percentage of completed service method. The allocation of revenue between reporting periods is based on the relative transit time in each reporting period with expenses recognized as incurred. Volume rebates to customers are accrued as a reduction of freight revenues based on estimated volume and contract terms as freight service is provided. Other revenues, including passenger revenue, revenue from leasing certain assets, switching fees, and revenue from logistics services, are recognized as service is performed or contractual obligations are met. Revenues are presented net of taxes collected from customers and remitted to government authorities.

Cash and cash equivalents

Cash and cash equivalents include highly-liquid short-term investments that are readily convertible to cash with original maturities of three months or less, but exclude cash and cash equivalents subject to restrictions.

8

Restricted cash and cash equivalents

Cash and cash equivalents that are restricted as to withdrawal or usage, in accordance with specific agreements, are presented as restricted cash and cash equivalents on the balance sheets.

Foreign currency translation

Assets and liabilities denominated in foreign currencies, other than those held through foreign subsidiaries, are translated into Canadian dollars at the year-end exchange rate for monetary items and at the historical exchange rates for non-monetary items. Foreign currency revenues and expenses are translated at the exchange rates in effect on the dates of the related transactions. Foreign exchange gains and losses, other than those arising from the translation of the Company’s net investment in foreign subsidiaries, are included in income.

The accounts of the Company’s foreign subsidiaries are translated into Canadian dollars using the year-end exchange rate for assets and liabilities and the average exchange rates during the year for revenues, expenses, gains and losses. Foreign exchange gains and losses arising from the translation of these foreign subsidiaries’ accounts are included in “Other comprehensive (loss) income”. The majority of U.S. dollar-denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. As a result, unrealized foreign exchange (“FX”) gains and losses on U.S. dollar-denominated long-term debt, designated as a hedge, are offset against foreign exchange gains and losses arising from the translation of foreign subsidiaries’ accounts in “Other comprehensive (loss) income”.

Pensions and other benefits

Pension costs are actuarially determined using the projected-benefit method prorated over the credited service periods of employees. This method incorporates management’s best estimates of expected plan investment performance, salary escalation and retirement ages of employees. The expected return on fund assets is calculated using market-related asset values developed from a five-year average of market values for the fund’s public equity securities and absolute return strategies (with each prior year’s market value adjusted to the current date for assumed investment income during the intervening period) plus the market value of the fund’s fixed income, real estate and infrastructure securities, subject to the market-related asset value not being greater than 120% of the market value nor being less than 80% of the market value. The discount rate used to determine the projected benefit obligation is based on blended market interest rates on high-quality corporate debt instruments with matching cash flows. Unrecognized actuarial gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of plan assets are amortized over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 10 years). Prior service costs arising from collectively bargained amendments to pension plan benefit provisions are amortized over the term of the applicable union agreement. Prior service costs arising from all other sources are amortized over the expected average remaining service period of active employees who are expected to receive benefits under the plan at the date of amendment.

Costs for post-retirement and post-employment benefits other than pensions, including post-retirement health care and life insurance and some workers’ compensation and long-term disability benefits in Canada, are actuarially determined on a basis similar to pension costs.

The over or under funded status of defined benefit pension and other post-retirement benefit plans are measured as the difference between the fair value of the plan assets and the benefit obligation, and are recognized on the balance sheets. In addition, any unrecognized actuarial gains and losses and prior service costs and credits that arise during the period are recognized as a component of “Other comprehensive (loss) income”, net of tax.

Gains and losses on post-employment benefits that do not vest or accumulate, including some workers’ compensation and long-term disability benefits in Canada, are included immediately in income as “Compensation and benefits”.

Materials and supplies

Materials and supplies are carried at the lower of average cost or market and consist primarily of fuel and parts used in the repair and maintenance of track structures, equipment, locomotives and freight cars.

Properties

Fixed asset additions and major renewals are recorded at cost, including direct costs, attributable indirect costs and carrying costs, less accumulated depreciation and any impairment. When there is a legal obligation associated with the retirement of property, a liability is initially recognized at its fair value and a corresponding asset retirement cost is added to the gross book value of the related asset and amortized to expense over the estimated term to retirement. The Company reviews the carrying amounts of its properties whenever changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When such properties are determined to be impaired, recorded asset values are revised to their fair value.

The Company recognizes expenditures as additions to properties or operating expenses based on whether the expenditures increase the output or service capacity, lower the associated operating costs or extend the useful life of the properties and whether the expenditures exceed minimum physical and financial thresholds.

9

Much of the additions to properties, both new and replacement properties, are self-constructed. These are initially recorded at cost, including direct costs and attributable indirect costs, overheads and carrying costs. Direct costs include, among other things, labour costs, purchased services, equipment costs and material costs. Attributable indirect costs and overheads include incremental long-term variable costs resulting from the execution of capital projects. Indirect costs include largely local crew facilities, highway vehicles, work trains and area management costs. Overheads primarily include a portion of the cost of the Company’s engineering department which plans, designs and administers these capital projects. These costs are allocated to projects by applying a measure consistent with the nature of the cost based on cost studies. For replacement properties, the project costs are allocated to dismantling and installation based on cost studies. Dismantling work is performed concurrently with the installation.

Ballast programs including undercutting, shoulder ballasting and renewal programs which form part of the annual track program are capitalized as this work, and the related added ballast material, significantly improves drainage which in turn extends the life of ties and other track materials. These costs are tracked separately from the underlying assets and depreciated over the period to the next estimated similar ballast program. Spot replacement of ballast is considered a repair which is expensed as incurred.

The costs of large refurbishments are capitalized and locomotive overhauls are expensed as incurred, except where overhauls represent a betterment of the locomotive in which case costs are capitalized.

The Company capitalizes development costs for major new computer systems.

The Company follows group depreciation which groups assets which are similar in nature and have similar economic lives. The property groups are depreciated on a straight-line basis reflecting their expected economic lives determined by studies of historical retirements of properties in the group and engineering estimates of changes in current operations and of technological advances. Actual use and retirement of assets may vary from current estimates, which would impact the amount of depreciation expense recognized in future periods. Rail and other track material in the U.S. are depreciated based directly on usage.

When depreciable property is retired or otherwise disposed of in the normal course of business, the book value, less net salvage proceeds, is charged to accumulated depreciation and if different than the assumptions under the depreciation study could potentially result in adjusted depreciation expense over a period of years. However, when removal costs exceed the salvage value on assets and the Company has no legal obligation to remove the assets, the removal costs incurred are charged to income in the period in which the assets are removed and are not charged to accumulated depreciation.

For the sale or retirement of larger groups of depreciable assets that are unusual and were not considered in depreciation studies, CP records a gain or loss for the difference between net proceeds and net book value of the assets sold or retired.

Equipment under capital lease is included in Properties and depreciated over the period of expected use.

Assets held for sale

Assets to be disposed that meet the held for sale criteria are reported at the lower of their carrying amount and fair value, less costs to sell, and are no longer depreciated.

Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets upon acquisition of a business. Goodwill is assigned to the reporting units that are expected to benefit from the business acquisition which, after integration of operations with the railway network, may be different than the acquired business.

The carrying value of goodwill, which is not amortized, is assessed for impairment annually in the fourth quarter of each year, or more frequently as economic events dictate. The fair value of the reporting unit is compared to its carrying value, including goodwill. If the fair value of the reporting unit is less than its carrying value goodwill is potentially impaired. The impairment charge that would be recognized is the excess of the carrying value of the goodwill over the fair value of the goodwill, determined in the same manner as in a business combination.

Intangible assets with finite lives are amortized on a straight-line basis over the estimated useful lives of the respective assets. Favourable leases, customer relationships and interline contracts have amortization periods ranging from 15 to 20 years. When there is a change in the estimated useful life of an intangible asset with a finite life, amortization is adjusted prospectively.

Financial instruments

Financial instruments are contracts that give rise to a financial asset of one party and a financial liability or equity instrument of another party.

Financial instruments are recognized initially at fair value, which is the amount of consideration that would be agreed upon in an arm’s length transaction between willing parties.

Subsequent measurement depends on how the financial instruments have been classified. Accounts receivable and investments, classified as loans and receivables, are measured at amortized cost, using the effective interest method. Certain equity investments, classified as available for sale, are

10

recognized at cost as fair value cannot be reliably established. Cash and cash equivalents are classified as held for trading and are measured at fair value. Accounts payable, accrued liabilities, short-term borrowings, dividends payable, other long-term liabilities and long-term debt, classified as other liabilities, are also measured at amortized cost.

Derivative financial instruments

Derivative financial and commodity instruments may be used from time to time by the Company to manage its exposure to risks relating to foreign currency exchange rates, stock-based compensation, interest rates and fuel prices. When CP utilizes derivative instruments in hedging relationships, CP identifies, designates and documents those hedging transactions and regularly tests the transactions to demonstrate effectiveness in order to continue hedge accounting.

All derivative instruments are classified as held for trading and recorded at fair value. Any change in the fair value of derivatives not designated as hedges is recognized in the period in which the change occurs in the Consolidated Statements of Income in the line item to which the derivative instrument is related. On the Consolidated Balance Sheets they are classified in “Other assets”, “Other long-term liabilities”, “Other current assets” or “Accounts payable and accrued liabilities” as applicable. Gains and losses arising from derivative instruments affect the following income statement lines: “Revenues”, “Compensation and benefits”, “Fuel”, “Other income and charges”, and “Net interest expense”.

For fair value hedges, the periodic changes in values are recognized in income, on the same line as the changes in values of the hedged items are also recorded. For a cash flow hedge, the change in value of the effective portion is recognized in “Other comprehensive (loss) income”. Any ineffectiveness within an effective cash flow hedge is recognized in income as it arises in the same income account as the hedged item. Should a cash flow hedging relationship become ineffective, previously unrealized gains and losses remain within “Accumulated other comprehensive loss” until the hedged item is settled and, prospectively, future changes in value of the derivative are recognized in income. The change in value of the effective portion of a cash flow hedge remains in “Accumulated other comprehensive loss” until the related hedged item settles, at which time amounts recognized in “Accumulated other comprehensive loss” are reclassified to the same income or balance sheet account that records the hedged item.

In the Consolidated Statements of Cash Flows, cash flows relating to derivative instruments designated as hedges are included in the same line as the related hedged items.

The Company from time to time enters into foreign exchange forward contracts to hedge anticipated sales in U.S. dollars, the related accounts receivable and future capital acquisitions. Foreign exchange translation gains and losses on foreign currency-denominated derivative financial instruments used to hedge anticipated U.S. dollar-denominated sales are recognized as an adjustment of the revenues when the sale is recorded. Those used to hedge future capital acquisitions are recognized as an adjustment of the property amount when the acquisition is recorded.

The Company from time to time enters into foreign exchange forward contracts as part of its short-term cash management strategy. These contracts are not designated as hedges due to their short-term nature and are carried on the Consolidated Balance Sheets at fair value. Changes in fair value are recognized in income in the period in which the changes occur.

The Company from time to time enters into interest rate swaps to manage the risk related to interest rate fluctuations. These swap agreements require the periodic exchange of payments without the exchange of the principal amount on which the payments are based. Interest expense on the debt is adjusted to include the payments owing or receivable under the interest rate swaps. These agreements are usually accounted for as cash flow hedges with gains and losses recorded in “Accumulated other comprehensive loss” and amortized to “Net interest expense” in the period that interest on the related debt is charged.

The Company from time to time enters into forward rate agreements to fix interest rates for anticipated issuances of debt. These agreements are usually accounted for as cash flow hedges with gains and losses recorded in “Accumulated other comprehensive loss” and amortized to “Net interest expense” in the period that interest on the related debt is charged.

Restructuring accrual

Restructuring liabilities are recorded at their present value. The discount related to liabilities is amortized to “Compensation and benefits” over the payment period. Provisions for labour restructuring are recorded in “Other long-term liabilities”, except for the current portion, which is recorded in “Accounts payable and accrued liabilities”.

Environmental remediation

Environmental remediation accruals, recorded on an undiscounted basis unless a reliably determinable estimate as to amount and timing of costs can be established, cover site-specific remediation programs. The accruals are recorded when the costs to remediate are probable and reasonably estimable. Certain future costs to monitor sites are discounted at a risk free rate. Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion, which is recorded in “Accounts payable and accrued liabilities”.

Income taxes

The Company follows the liability method of accounting for income taxes. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

11

The effect of a change in income tax rates on deferred income tax assets and liabilities is recognized in income in the period during which the change occurs.

When appropriate, the Company records a valuation allowance against deferred tax assets to reflect that these tax assets may not be realized. In determining whether a valuation allowance is appropriate, CP considers whether it is more likely than not that all or some portion of CP’s deferred tax assets will not be realized, based on management’s judgment using available evidence about future events.

At times, tax benefit claims may be challenged by a tax authority. Tax benefits are recognized only for tax positions that are more likely than not sustainable upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement. A liability for “unrecognized tax benefits” is recorded for any tax benefits claimed in CP’s tax returns that do not meet these recognition and measurement standards.

Investment and other similar tax credits are deferred on the Consolidated Balance Sheets and amortized to “Income tax expense” as the related asset is recognized in income.

Earnings per share

Basic earnings per share are calculated using the weighted average number of Common Shares outstanding during the year. Diluted earnings per share are calculated using the treasury stock method for determining the dilutive effect of options.

Stock-based compensation

CP follows the fair value based approach to account for stock options. Compensation expense and an increase in additional paid-in capital are recognized for stock options over their vesting period, or over the period from the grant date to the date employees become eligible to retire when this is shorter than the vesting period, based on their estimated fair values on the grant date, as determined using the Black-Scholes option-pricing model.

Any consideration paid by employees on exercise of stock options is credited to share capital when the option is exercised and the recorded fair value of the option is removed from additional paid-in capital and credited to share capital.

Compensation expense is also recognized for deferred share units (“DSUs”), performance share units (“PSUs”) and restricted share units (“RSUs”) using the fair value method. Compensation expense is recognized over the vesting period, or for PSUs and DSUs only, over the period from the grant date to the date employees become eligible to retire when this is shorter than the vesting period. Forfeitures of DSUs, PSUs and RSUs are estimated at issuance and subsequently at the balance sheet date.

The employee share purchase plan (“ESPP”) gives rise to compensation expense that is recognized using the issue price by amortizing the cost over the vesting period or over the period from the grant date to the date employees become eligible to retire when this is shorter than the vesting period.

2    Accounting changes

Implemented in 2014

Unrecognized Tax Benefit Liability

In July 2013, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, an amendment to FASB Accounting Standards Codification (“ASC”) Topic 740. The amendments require an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, with certain exceptions. This ASU is effective prospectively for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of this ASU did not have a material impact to the Company’s financial statements.

Implemented in 2015

Simplifying the Presentation of Debt Issuance Costs

In April 2015, FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs under FASB ASC Topic 835. The amendments require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments. Early adoption of this ASU is permitted. The Company adopted the provisions of this ASU during the second quarter of 2015.

The balance sheets for the periods presented have been adjusted for the retrospective change in accounting principle with a reclassification of $34 million as at December 31, 2014 ($37 million as at December 31, 2013) from “Other assets” against the carrying value of “Long-term debt”. There was no impact on the income statements as a result of the adoption of the provisions of this ASU for the periods presented.

12

Future changes

Reporting discontinued operations and disclosures of disposals of components

In April 2014, the FASB issued ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, an amendment to FASB ASC Topic 205 and Topic 360. The update amends the definition of a discontinued operation in Topic 205, expands disclosure requirements for transactions that meet the definition of a discontinued operation and requires entities to disclose information about individually significant components that are disposed of or held for sale and do not qualify as discontinued operations. In addition, an entity is required to separately present assets and liabilities of a discontinued operation for all comparative periods and separately present assets and liabilities of assets held for sale in the initial period in which the disposal group is classified as held for sale on the face of the consolidated balance sheets. For each period in which assets and liabilities are separately presented on the consolidated balance sheets, those amounts should not be offset and presented as a single amount. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2014, and will be applied prospectively. The adoption of this ASU is not expected to have a material impact to the Company’s financial statements.

Revenue from contracts with customers

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, a new FASB ASC, Topic 606, which supersedes the revenue recognition requirements in Topic 605 and most industry-specific guidance throughout the Industry Topics of the Codification. This new standard requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires enhanced disclosures about revenue to help users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2016. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the ASU. The Company has not, at this time, ascertained the full impact on the consolidated financial statements from the adoption of this new standard but does not expect the impact to be material.

3    Asset impairments

(in millions of Canadian dollars)			2013	2012

Dakota, Minnesota & Eastern Railroad – West	(a	)	$435	$–
Powder River Basin impairment and other investment(1)	(b	)	–	185
Impairment loss on locomotives	(c	)	–	80

Asset impairment, before tax			$435	$265

(1) Includes impairment of other investment of $5 million.

(a) Dakota, Minnesota & Eastern Railroad – West

On January 2, 2014, the Company executed an agreement with Genesee & Wyoming Inc. (“G&W”) for the sale of a portion of CP’s DM&E line between Tracy, Minnesota and Rapid City, South Dakota, Colony, Wyoming and Crawford, Nebraska and connecting branch lines (“DM&E West”). The sale was subject to regulatory approval by the U.S. Surface Transportation Board (“STB”).

At December 31, 2013, CP classified DM&E West as an asset held for sale carried at CDN$222 million, being its estimated fair value less estimated direct selling costs. As a result, the Company recorded an asset impairment charge and accruals for future costs associated with the sale totaling CDN$435 million ($257 million after-tax) in 2013. The components of the asset impairment charge and charge for the accruals, which are subject to closing adjustments, that were recorded against income as “Asset impairments” are as follows:

(in millions of Canadian dollars)	2013

Property, plant and equipment	$426
Intangible assets	2
Goodwill (Note 16)	6

Total asset impairment charge	434
Accruals for future costs	1

Total charge	$435

On May 30, 2014, the Company completed the sale of DM&E West to G&W for net proceeds of U.S. $218 million (CDN$236 million).

13

(b) Powder River Basin impairment

As part of the acquisition of DM&E in 2007, CP acquired the option to build a 260 mile extension of its network into coal mines in the Powder River Basin (“PRB”).

Due to continued deterioration in the market for domestic thermal coal, including a sharp deterioration in 2012, in 2012 CP deferred plans to extend its rail network into the PRB coal mines indefinitely. As a result of this decision and in light of the declined market conditions, CP evaluated the recoverability of the carrying amount of PRB assets and determined that this exceeded the estimated fair value by $180 million. The estimated fair value represents the expected proceeds from the sale of the acquired land, as determined by a comparable market assessment. Other costs associated with the acquisition of DM&E accumulated by CP since acquisition have been written down to $nil. The amount of impairment associated with this indefinite deferral was $180 million ($107 million after-tax). The components of the PRB impairment that were charged against income as “Asset impairments” in 2012 are as follows:

(in millions of Canadian dollars)	2012

Option impairment	$26
Construction plans, including capitalized interest	134
Land, land option appraisals, including capitalized interest	20

Total impairment	$180

(c) Impairment loss on locomotives

In 2012, CP reached a decision to dispose of a certain series of locomotives to improve operating efficiencies, and accordingly performed an impairment test on these assets. The impairment test determined that the net book value of these locomotives exceeded their estimated fair value by $80 million. The estimated fair value represented the expected future cashflows from the disposal of these locomotives at that time. The impairment charge of $80 million ($59 million after-tax) was recorded in “Asset impairments” and charged against income.

The Company has determined no further impairment is required.

4    Labour restructuring

CP recorded a recovery of $4 million in 2014 ($3 million after-tax) (2013 – a recovery of $7 million, $5 million after tax; 2012 – a charge of $53 million, $39 million after tax) for a labour restructuring initiative in 2012 which was included in “Labour restructuring” in the Consolidated Statements of Income, and “Accounts payable and accrued liabilities” and “Other long-term liabilities” in the Consolidated Balance Sheets. The resulting position reductions were largely achieved by the end of 2014 with a small number expected to be completed in 2015.

At December 31, 2014, the provision for restructuring was $24 million (2013 – $50 million; 2012 – $89 million). The restructuring accrual was primarily for labour liabilities arising for restructuring plans, including those from prior year initiatives. Payments are expected to continue in diminishing amounts until 2025.

Set out below is a reconciliation of CP’s liabilities associated with its restructuring accrual:

(in millions of Canadian dollars)	2014	2013	2012

Opening balance, January 1	$50	$89	$55
Accrued(1)	(7)	(8)	54
Payments	(21)	(33)	(22)
Amortization of discount(2)	2	2	2

Closing balance, December 31	$24	$50	$89

(1) Includes recoveries of $4 million in the first quarter of 2014 and of $7 million in 2013 related to the fourth quarter 2012 labour restructuring initiative charge of $53 million.

(2) Amortization of discount is charged to income as “Compensation and benefits”.

14

5    Other income and charges

(in millions of Canadian dollars)	2014	2013	2012

Foreign exchange loss (gain) on long-term debt	$11	$2	$(2)
Accretion income on long-term floating rate notes	–	–	(3)
Loss in fair value of long-term floating rate notes	–	–	1
Other foreign exchange losses (gains)	–	2	(1)
Advisory fees (related to shareholder matters)	–	–	27
Other	8	13	15

Total other income and charges	$19	$17	$37

6    Net interest expense

(in millions of Canadian dollars)	2014	2013	2012

Interest cost	$301	$296	$294
Interest capitalized to Properties	(15)	(13)	(15)

Interest expense	286	283	279
Interest income	(4)	(5)	(3)

Net interest expense	$282	$278	$276

Interest expense includes interest on capital leases of $12 million for the year ended December 31, 2014 (2013 – $19 million; 2012 – $19 million).

7    Income taxes

The following is a summary of the major components of the Company’s income tax expense:

(in millions of Canadian dollars)	2014	2013	2012

Current income tax expense	$208	$38	$12

Deferred income tax expense
Origination and reversal of temporary differences	317	183	144
Effect of tax rate increases	–	7	11
Effect of hedge of net investment in foreign subsidiaries	42	29	(9)
Tax credits	–	–	(4)
Other	(5)	(7)	(2)

Total deferred income tax expense	354	212	140

Total income taxes	$562	$250	$152

Income before income tax expense
Canada	$1,269	$1,019	$464
Foreign	769	106	172

Total income before income tax expense	$2,038	$1,125	$636

Income tax expense
Current
Canada	$50	$4	$6
Foreign	158	34	6

Total current income tax expense	208	38	12

Deferred
Canada	292	256	120
Foreign	62	(44)	20

Total deferred income tax expense	354	212	140

Total income taxes	$562	$250	$152

15

The provision for deferred income taxes arises from temporary differences in the carrying values of assets and liabilities for financial statement and income tax purposes and the effect of loss carry forwards. The items comprising the deferred income tax assets and liabilities are as follows:

(in millions of Canadian dollars)	2014	2013

Deferred income tax assets
Restructuring liability	$7	$16
Amount related to tax losses carried forward	28	96
Liabilities carrying value in excess of tax basis	214	66
Future environmental remediation costs	32	31
Tax credits carried forward including minimum tax	20	72
Other	69	46

Total deferred income tax assets	370	327

Deferred income tax liabilities
Properties carrying value in excess of tax basis	3,052	2,847
Other long-term assets carrying value in excess of tax basis	–	9
Other	35	30

Total deferred income tax liabilities	3,087	2,886

Total net deferred income tax liabilities	2,717	2,559
Current deferred income tax assets	56	344

Long-term deferred income tax liabilities	$2,773	$2,903

The Company’s consolidated effective income tax rate differs from the expected statutory tax rates. Expected income tax expense at statutory rates is reconciled to income tax expense as follows:

(in millions of Canadian dollars, except percentage)	2014	2013	2012

Statutory federal and provincial income tax rate	26.31%	26.32%	26.09%

Expected income tax expense at Canadian enacted statutory tax rates	$536	$296	$166
Increase (decrease) in taxes resulting from:
Items not subject to tax	(5)	(6)	(4)
Canadian tax rate differentials	(1)	(1)	(1)
Foreign tax rate differentials	36	(36)	(17)
Effect of tax rate increases	–	7	11
Tax credits	–	–	(4)
Other	(4)	(10)	1

Income tax expense	$562	$250	$152

The Company has no unrecognized tax benefits from capital losses at December 31, 2014 and 2013.

The Company has not provided a deferred liability for the income taxes, if any, which might become payable on any temporary difference associated with its foreign investments because the Company intends to indefinitely reinvest in its foreign investments and has no intention to realize this difference by a sale of its interest in foreign investments.

During the third quarter of 2013, legislation was enacted to increase the province of British Columbia’s corporate income tax rate. As a result, the Company recalculated its deferred income taxes as at January 1, 2013 based on this change and recorded an income tax expense of $7 million in the third quarter of 2013.

During the second quarter of 2012, legislation was enacted to cancel the previously planned province of Ontario’s corporate income tax rate reductions. As a result of these changes, the Company recorded an income tax expense of $11 million in the second quarter of 2012, based on its deferred income tax balances as at January 1, 2012.

At December 31, 2014, the Company had income tax operating losses carried forward of $94 million, which have been recognized as a deferred tax asset. Certain of these losses carried forward will begin to expire in 2026, with the majority expiring between 2029 and 2034. The Company also has minimum tax credits of approximately $15 million that will begin to expire in 2016 as well as investment tax credits of $5 million, certain of which will begin to expire in 2018.

16

It is more likely than not that the Company will realize the majority of its deferred income tax assets from the generation of future taxable income, as the payments for provisions, reserves and accruals are made and losses and tax credits carried forward are utilized.

The following table provides a reconciliation of uncertain tax positions in relation to unrecognized tax benefits for Canada and the United States for the year ended December 31, 2014:

(in millions of Canadian dollars)	2014	2013	2012

Unrecognized tax benefits at January 1	$16	$19	$19
Increase in unrecognized:
Tax benefits related to the current year	2	4	2
Dispositions:
Gross uncertain tax benefits related to prior years	(1)	(7)	(2)

Unrecognized tax benefits at December 31	$17	$16	$19

If these uncertain tax positions were recognized, all of the amount of unrecognized tax positions as at December 31, 2014 would impact the Company’s effective tax rate.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense in the Company’s Consolidated Statements of Income. The total amount of accrued interest and penalties in 2014 was $1 million (2013 – credit of $1 million; 2012 – $nil). The total amount of accrued interest and penalties associated with the unrecognized tax benefit at December 31, 2014 was $5 million (2013 – $4 million; 2012 – $5 million).

The Company and its subsidiaries are subject to either Canadian federal and provincial income tax, U.S. federal, state and local income tax, or the relevant income tax in other international jurisdictions. The Company has substantially concluded all Canadian federal and provincial income tax matters for the years through 2009. The federal and provincial income tax returns filed for 2010 and subsequent years remain subject to examination by the taxation authorities.

All U.S. federal income tax returns and generally all U.S. state and local income tax returns are closed to 2007. The income tax returns for 2008 and subsequent years continue to remain subject to examination by the taxation authorities.

The Company does not anticipate any material changes to the unrecognized tax benefits previously disclosed within the next twelve months as at December 31, 2014.

8     Earnings per share

Basic earnings per share have been calculated using net income for the year divided by the weighted average number of shares outstanding during the year.

Diluted earnings per share have been calculated using the treasury stock method which assumes that any proceeds received from the exercise of in-the-money options would be used to purchase Common Shares at the average market price for the period. For purposes of this calculation, at December 31, 2014, there were 3.1 million dilutive options outstanding (2013 – 3.2 million; 2012 – 4.2 million).

The number of shares used in the earnings per share calculations is reconciled as follows:

(in millions)	2014	2013	2012

Weighted average basic shares outstanding	172.8	174.9	171.8
Dilutive effect of weighted average number of stock options	1.6	1.6	1.4

Weighted average diluted shares outstanding	174.4	176.5	173.2

In 2014, the number of options excluded from the computation of diluted earnings per share because their effect was not dilutive was 0.1 million (2013 – nil; 2012 – 0.2 million).

17

9     Other comprehensive (loss) income and accumulated other comprehensive loss

The components of “Accumulated other comprehensive loss”, net of tax, are as follows:

(in millions of Canadian dollars)	2014	2013

Unrealized foreign exchange gain (loss) on translation of the net investment in U.S. subsidiaries	$199	$(88)
Unrealized foreign exchange (loss) gain on translation of the U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	(84)	193
Deferred losses on settled hedge instruments	(16)	(16)
Unrealized effective (losses) gains on cash flow hedges	(34)	3
Amounts for defined benefit pension and other post-retirement plans not recognized in income	(2,282)	(1,593)
Equity accounted investments	(2)	(2)

Accumulated other comprehensive loss	$(2,219)	$(1,503)

Components of other comprehensive (loss) income and the related tax effects are as follows:

(in millions of Canadian dollars)	Before tax amount	Income tax recovery (expense)	Net of tax amount

For the year ended December 31, 2014
Unrealized foreign exchange gain (loss) on:
Translation of the net investment in U.S. subsidiaries	$287	$–	$287
Translation of the U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries (Note 20)	(319)	42	(277)
Change in derivatives designated as cash flow hedges:
Realized loss on cash flow hedges recognized in income	(3)	–	(3)
Unrealized loss on cash flow hedges	(46)	12	(34)
Change in pension and other benefits actuarial gains and losses	(873)	234	(639)
Change in prior service pension and other benefit costs	(68)	18	(50)

Other comprehensive loss	$(1,022)	$306	$(716)

For the year ended December 31, 2013
Unrealized foreign exchange gain (loss) on:
Translation of the net investment in U.S. subsidiaries	$220	$–	$220
Translation of the U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries (Note 20)	(217)	28	(189)
Change in derivatives designated as cash flow hedges:
Realized loss on cash flow hedges recognized in income	(19)	–	(19)
Unrealized gain on cash flow hedges	18	–	18
Change in pension and other benefits actuarial gains and losses	1,603	(427)	1,176
Change in prior service pension and other benefit costs	78	(19)	59

Other comprehensive income	$1,683	$(418)	$1,265

18

(in millions of Canadian dollars)	Before tax amount	Income tax recovery (expense)	Net of tax amount

For the year ended December 31, 2012
Unrealized foreign exchange (loss) gain on:
Translation of the net investment in U.S. subsidiaries	$(58)	$–	$(58)
Translation of the U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries (Note 20)	69	(9)	60
Change in derivatives designated as cash flow hedges:
Realized gain on cash flow hedges recognized in income	6	(1)	5
Unrealized gain on cash flow hedges	3	–	3
Change in pension and other benefits actuarial gains and losses	(62)	12	(50)
Change in prior service pension and other benefit costs	12	(2)	10
Equity accounted investments	(2)	–	(2)

Other comprehensive loss	$(32)	$–	$(32)

Changes in accumulated other comprehensive loss (AOCL) by component:

(in millions of Canadian dollars)	Foreign currency net of hedging activities(1)	Derivatives and other(1)	Pension and post- retirement defined benefit plans(1)	Total(1)

Opening balance, 2014	$105	$(15)	$(1,593)	$(1,503)

Other comprehensive income (loss) before reclassifications	10	(34)	(781)	(805)
Amounts reclassified from accumulated other comprehensive loss	–	(3)	92	89

Net current-period other comprehensive income (loss)	10	(37)	(689)	(716)

Closing balance, 2014	$115	$(52)	$(2,282)	$(2,219)

Opening balance, 2013	$74	$(14)	$(2,828)	$(2,768)
Other comprehensive income (loss) before reclassifications	31	17	1,078	1,126
Amounts reclassified from accumulated other comprehensive loss	–	(18)	157	139

Net current-period other comprehensive income (loss)	31	(1)	1,235	1,265

Closing balance, 2013	$105	$(15)	$(1,593)	$(1,503)

(1) Amounts are presented net of tax.

Amounts in Pension and post-retirement defined benefit plans reclassified from Accumulated other comprehensive loss

	2014	2013

Amortization of prior service costs(a)	$(68)	$(58)
Recognition of net actuarial loss(a)	192	272

Total before income tax	$124	$214
Income tax recovery	(32)	(57)

Net of income tax	$92	$157

(a) Impacts Compensation and benefits on the Consolidated Statements of Income.

10     Change in non-cash working capital balances related to operations

(in millions of Canadian dollars)	2014	2013	2012
(Use) source of cash:
Accounts receivable, net	$(112)	$(29)	$(40)
Materials and supplies	7	(19)	7
Other current assets	(75)	5	15
Accounts payable and accrued liabilities	56	41	13

Change in non-cash working capital	$(124)	$(2)	$(5)

19

11     Cash and cash equivalents

(in millions of Canadian dollars)	2014	2013
Cash	$226	$109
Short-term investments:
Deposits with financial institutions	–	367

Total cash and cash equivalents	$226	$476

12     Accounts receivable, net

(in millions of Canadian dollars)	2014	2013
Freight	$535	$408
Non-freight	189	192

	724	600
Allowance for doubtful accounts	(22)	(20)

Total accounts receivable, net	$702	$580

The Company maintains an allowance for doubtful accounts based on expected collectability of accounts receivable. Credit losses are based on specific identification of uncollectible accounts, the application of historical percentages by aging category and an assessment of the current economic environment. At December 31, 2014, allowances of $22 million (2013 – $20 million) were recorded in “Accounts receivable, net”. During 2014, provisions of $2 million of accounts receivable (2013 – $3 million; 2012 – $3 million) were recorded within “Purchased services and other”.

13     Assets held for sale

On November 17, 2014, the Company announced a proposed agreement with Norfolk Southern Corporation (“NS”) for the sale of approximately 283 miles of the Delaware and Hudson Railway Company, Inc.’s line between Sunbury, Pennsylvania, and Schenectady, New York. The assets expected to be sold to NS upon completion of this transaction have been classified as “Assets held for sale” on the Company’s Consolidated Balance Sheets. The assets continue to be reported at their carrying value as this is lower than their expected fair value. The sale to NS, when agreed, will be subject to regulatory approval by the STB and is expected to close in 2015.

14     Investments

(in millions of Canadian dollars)	2014	2013
Rail investments accounted for on an equity basis	$82	$67
Other investments	30	25

Total investments	$112	$92

15 Properties

	2014	2014			2013
(in millions of Canadian dollars)	Average annual depreciation rate	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Track and roadway	2.5%	$14,515	$4,126	$10,389	$13,459	$3,877	$9,582
Buildings	3.1%	571	150	421	535	138	397
Rolling stock	2.3%	3,737	1,414	2,323	3,466	1,338	2,128
Information systems(1)	12.4%	631	297	334	679	338	341
Other	4.5%	1,489	518	971	1,372	493	879

Total		$20,943	$6,505	$14,438	$19,511	$6,184	$13,327

(1) During 2014, CP capitalized costs attributable to the design and development of internal-use software in the amount of $69 million (2013 – $85 million; 2012 – $105 million). Current year depreciation expense related to internal use software was $70 million (2013 – $84 million; 2012 – $78 million).

20

Capital leases included in properties

	2014			2013
(in millions of Canadian dollars)	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Buildings	$1	$1	$–	$1	$1	$–
Rolling stock	311	87	224	511	195	316

Total assets held under capital lease	$312	$88	$224	$512	$196	$316

16     Goodwill and intangible assets

(in millions of Canadian dollars)	Goodwill	Cost	Intangible assets accumulated amortization	Net carrying amount

Balance at December 31, 2012	$146	$24	$(9)	$15
Amortization	–	–	(1)	(1)
Foreign exchange impact	10	–	–	–
DM&E West impairment (Note 3)	(6)	(2)	–	(2)

Balance at December 31, 2013	$150	$22	$(10)	$12
Amortization	–	–	(1)	(1)
Foreign exchange impact	14	–	1	1

Balance at December 31, 2014	$164	$22	$(10)	$12

As part of the acquisition of DM&E in 2007, CP recognized goodwill of U.S. $147 million on the allocation of the purchase price, determined as the excess of the purchase price over the fair value of the net assets acquired. Since the acquisition, the operations of DM&E have been integrated with CP’s U.S. operations and the related goodwill is allocated to CP’s U.S. reporting unit. Goodwill is tested for impairment at least once per year as at October 1st. The goodwill impairment test determines if the fair value of the reporting unit continues to exceed its net book value, or whether an impairment charge is required. The fair value of the reporting unit is affected by projections of its profitability including estimates of revenue growth, which are inherently uncertain.

Intangible assets of $12 million (2013 – $12 million), acquired in the acquisition of DM&E, include favourable leases, customer relationships and interline contracts.

The estimated amortization expense for intangible assets for 2015 to 2019 is insignificant each year.

17     Other assets

(in millions of Canadian dollars)	2014	2013
Unamortized fees on credit facility	$9	$7
Long-term materials	30	31
Long-term receivables	28	28
Contracted customer incentives	9	6
Prepaid leases	9	9
Deferred hedging gains (Note 20)	–	19
Other	32	63

Total other assets	$117	$163

Fees on contracted customer incentives are amortized to income over the term of the related revenue contract.

21

18     Accounts payable and accrued liabilities

(in millions of Canadian dollars)	2014	2013
Trade payables	$407	$358
Accrued charges	324	343
Income and other taxes payable	95	46
Accrued interest	75	79
Payroll-related accruals	72	67
Accrued vacation	66	67
Dividends payable	58	62
Personal injury and other claims provision	45	57
Purchase of CP Common shares	39	–
Provision for environmental remediation (Note 21)	16	14
Stock-based compensation liabilities	14	20
Provision for restructuring (Note 4)	11	29
Other	55	47

Total accounts payable and accrued liabilities	$1,277	$1,189

19     Debt

(in millions of Canadian dollars)		Maturity	Currency in which payable	2014	2013
6.500%	10-year Notes (A)	May 2018	U.S.$	$319	$292
6.250%	10-year Medium Term Notes (A)	June 2018	CDN$	374	374
7.250%	10-year Notes (A)	May 2019	U.S.$	405	371
9.450%	30-year Debentures (A)	Aug. 2021	U.S.$	290	266
5.100%	10-year Medium Term Notes (A)	Jan. 2022	CDN$	125	125
4.500%	10-year Notes (A)	Jan. 2022	U.S.$	287	262
4.450%	12.5-year Notes (A)	Mar. 2023	U.S.$	405	371
7.125%	30-year Debentures (A)	Oct. 2031	U.S.$	406	372
5.750%	30-year Debentures (A)	Mar. 2033	U.S.$	282	258
5.950%	30-year Notes (A)	May 2037	U.S.$	515	471
6.450%	30-year Notes (A)	Nov. 2039	CDN$	400	400
5.750%	30-year Notes (A)	Jan. 2042	U.S.$	284	260
Secured Equipment Loan (B)		Aug. 2015	CDN$	62	80
5.41%	Senior Secured Notes (C)	Mar. 2024	U.S.$	121	116
6.91%	Secured Equipment Notes (D)	Oct. 2024	CDN$	156	167
5.57%	Senior Secured Notes (E)	Dec. 2024	U.S.$	65	62
7.49%	Equipment Trust Certificates (F)	Jan. 2021	U.S.$	96	96
3.88%	Senior Secured Notes Series A & B (G)	Oct./Dec. 2026	U.S.$	148	140
4.28%	Senior Secured Notes (H)	Mar. 2027	U.S.$	77	73
Other long-term loans (nil% – 5.50%)		2015 - 2025	U.S.$	2	2
Obligations under capital leases
	(6.313% – 6.99%) (I)	2022 - 2026	U.S.$	147	277
Obligations under capital leases
	(12.77%) (I)	Jan. 2031	CDN$	3	3
Commercial paper (J)			U.S.$	783	–

				5,752	4,838
Perpetual 4% Consolidated Debenture Stock (K)			U.S.$	35	32
Perpetual 4% Consolidated Debenture Stock (K)			G.B.£	6	6

				5,793	4,876
Less: Unamortized fees on long-term debt				34	37

				5,759	4,839
Less: Long-term debt maturing within one year				134	189

				$5,625	$4,650

22

At December 31, 2014, the gross amount of long-term debt denominated in U.S. dollars was U.S. $4,047 million (2013 – U.S. $3,527 million).

Annual maturities and principal repayments requirements, excluding those pertaining to capital leases, for each of the five years following 2014 are (in millions): 2015 – $131; 2016 – $816; 2017 – $29; 2018 – $725; 2019 – $439.

Fees on long-term debt are amortized to income over the term of the related debt.

A.   These debentures and notes pay interest semi-annually and are unsecured, but carry a negative pledge.

B.   The Secured Equipment Loan is collateralized by specific locomotive units with a carrying value of $63 million at December 31, 2014. The floating interest rate is calculated based on a six-month average Canadian Dollar Offered Rate (calculated based on an average of Bankers’ Acceptance rates) plus 53 basis points (2014 – 1.89%; 2013 – 1.93%; 2012 – 1.97%). The Company makes blended payments of principal and interest semi-annually. Final repayment of the remaining principal balance of $53 million is due in August 2015.

C.   The 5.41% Senior Secured Notes are collateralized by specific locomotive units with a carrying value of $135 million at December 31, 2014. The Company pays equal blended semi-annual payments of principal and interest. Final repayment of the remaining principal of U.S. $44 million is due in March 2024.

D.   The 6.91% Secured Equipment Notes are full recourse obligations of the Company collateralized by a first charge on specific locomotive units with a carrying value of $131 million at December 31, 2014. The Company pays equal blended semi-annual payments of principal and interest up to and including October 2024.

E.   The 5.57% Senior Secured Notes are secured by specific locomotive units and other rolling stock with a combined carrying value of $57 million at December 31, 2014. The Company pays equal blended semi-annual payments of principal and interest up to and including December 2024. Final repayment of the remaining principal of U.S. $33 million is due in December 2024.

F.   The 7.49% Equipment Trust Certificates are secured by specific locomotive units with a carrying value of $110 million at December 31, 2014. The Company makes semi-annual payments that vary in amount and are interest-only payments or blended principal and interest payments. Final repayment of the remaining principal of U.S. $11 million is due in January 2021.

G.   These Notes are secured by locomotives previously acquired by the Company with a carrying value of $127 million at December 31, 2014. The Company pays equal blended semi-annual payments of principal and interest up to and including December 2026. Final repayment of the remaining principal of U.S. $69 million is due in the fourth quarter of 2026.

H.   These Notes are secured by locomotives previously acquired by the Company with a carrying value of $66 million at December 31, 2014. The Company pays equal blended semi-annual payments of principal and interest up to and including March 2027. Final repayment of the remaining principal of U.S. $35 million is due in March 2027.

I. At December 31, 2014, capital lease obligations included in long-term debt were as follows:

(in millions of Canadian dollars)	Year	Capital leases
Minimum lease payments in:
	2015	$14
	2016	14
	2017	14
	2018	14
	2019	14
	Thereafter	160

Total minimum lease payments		230
Less: Imputed interest		(80)

Present value of minimum lease payments		150
Less: Current portion		(3)

Long-term portion of capital lease obligations		$147

During 2014, the Company had no additions to property, plant and equipment under capital lease obligations (2013 – $nil; 2012 – $nil).

The carrying value of the assets collateralizing the capital lease obligations was $224 million at December 31, 2014.

J.  During the fourth quarter of 2014, the Company established a commercial paper program which enabled it to issue commercial paper up to a maximum aggregate principal amount of U.S. $1 billion in the form of unsecured promissory notes. The commercial paper program is backed by a U.S. $1 billion committed, revolving credit facility, which matures on September 26, 2016. As at December 31, 2014, the Company had total commercial paper borrowings of U.S. $675 million (CDN $783 million) presented in “Long-term debt” on the Consolidated Balance Sheets (2013 – $nil) as the Company has the intent and the ability to renew these borrowings on a long-term basis. The weighted-average interest rate on these borrowings was 0.44%.

23

The Company presents issuances and repayments of commercial paper in the Consolidated Statements of Cash Flows on a net basis, all of which have a maturity less than 90 days.

K.  The Consolidated Debenture Stock, authorized by an Act of Parliament of 1889, constitutes a first charge upon and over the whole of the undertaking, railways, works, rolling stock, plant, property and effects of the Company, with certain exceptions.

L.  During November 2013, CP extended its revolving credit agreement with 13 highly rated financial institutions and also contains an uncommitted accordion feature. At December 31, 2013, the facility was undrawn.

At September 26, 2014, the Company terminated its existing revolving credit facility agreement dated as of November 29, 2013. On the same day, CP entered into a new revolving credit facility (the “facility”) agreement with 15 highly rated financial institutions for a commitment amount of U.S. $2 billion. The facility includes a U.S. $1 billion five year portion and a U.S. $1 billion one year plus one year term out portion. The facility can accommodate draws of cash and/or letters of credit at market competitive pricing. At December 31, 2014, the facility is undrawn. The agreement requires the Company not to exceed a maximum debt to total capitalization ratio. At December 31, 2014, the Company satisfied this threshold stipulated in the financial covenant.

The weighted average annualized interest rate of the facility for drawn funds was not applicable in 2014 and 2013 compared to 2.94% in 2012.

During 2013, the Company entered into a series of committed and uncommitted bilateral letter of credit facility agreements with financial institutions to support its requirement to post letters of credit in the ordinary course of business. Under these agreements, the Company had the option to post collateral in the form of cash or cash equivalents, equal at least to the face value of the letter of credit issued.

In October 2014, CP terminated its existing uncommitted demand bilateral letter of credit facility agreements and entered into bilateral letter of credit facility agreements with six highly rated financial institutions to support its requirement to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option to post collateral in the form of cash or cash equivalents, equal at least to the face value of the letter of credit issued. These new agreements permit CP to withdraw amounts posted as collateral at any time; therefore, the amounts posted as collateral are presented as “Cash and cash equivalents” on the Company’s Consolidated Balance Sheet.

At December 31, 2014, under its bilateral facilities the Company had letters of credit drawn of $412 million from a total available amount of $600 million. Prior to these bilateral agreements, letters of credit were drawn under the Company’s revolving credit facility. At December 31, 2014, under the terms of the new bilateral letter of credit facilities, no cash and cash equivalents was recorded as “Restricted cash and cash equivalents” (2013 – $411 million).

20    Financial instruments

A.  Fair values of financial instruments

The Company categorizes its financial assets and liabilities measured at fair value in line with the fair value hierarchy established by GAAP that prioritizes, with respect to reliability, the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs consist of quoted prices (unadjusted) in active markets for identical assets and liabilities and give the highest priority to these inputs. Level 2 and 3 inputs are based on significant other observable inputs and significant unobservable inputs, respectively, and give lower priority to these inputs.

When possible, the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non-exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value.

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $6,939 million at December 31, 2014 (December 31, 2013 – $5,572 million) with a carrying value of $5,759 million (December 31, 2013 – $4,839 million). The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end. All derivatives and long-term debt are classified as Level 2.

B.  Fair values of non-financial assets

At December 31, 2013, CP classified DM&E West as an asset held for sale carried at its estimated fair value less estimated direct selling costs (Note 3). The sale of DM&E West was completed during 2014. During 2012, CP reviewed certain properties for impairment (Note 3) and estimated the fair values of those properties. These estimated fair values were based on measurements classified as Level 3 which resulted in the recording of a total impairment charge in 2013 of $434 million and in 2012 of $265 million (Note 3). CP used third party information that was corroborated with other internal information to estimate the fair value of these properties.

24

C.  Financial risk management

Derivative financial instruments

Derivative financial instruments may be used to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange (“FX”) rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheets, commitments or forecasted transactions. At the time a derivative contract is entered into and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

Credit risk management

Credit risk refers to the possibility that a customer or counterparty will fail to fulfil its obligations under a contract and as a result create a financial loss for the Company.

The railway industry predominantly serves financially established customers and the Company has experienced limited financial losses with respect to credit risk. The credit worthiness of customers is assessed using credit scores supplied by a third party, and through direct monitoring of their financial well-being on a continual basis. The Company establishes guidelines for customer credit limits and should thresholds in these areas be reached, appropriate precautions are taken to improve collectability.

Counterparties to financial instruments expose the Company to credit losses in the event of non-performance. Counterparties for derivative and cash transactions are limited to high credit quality financial institutions, which are monitored on an on-going basis. Counterparty credit assessments are based on the financial health of the institutions and their credit ratings from external agencies. The Company does not anticipate non-performance that would materially impact the Company’s financial statements. In addition, the Company believes there are no significant concentrations of credit risk.

Foreign exchange management

The Company conducts business transactions and owns assets in both Canada and the United States. As a result the Company is exposed to fluctuations in value of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company may enter into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. FX exposure is primarily mitigated through natural offsets created by revenues, expenditures and balance sheet positions incurred in the same currency. Where appropriate, the Company may negotiate with customers and suppliers to reduce the net exposure.

Occasionally the Company will enter into short-term FX forward contracts as part of its cash management strategy.

Net investment hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on U.S. dollar denominated long-term debt and gains and losses on its net investment. The effective portion recognized in “Other comprehensive income” in 2014 was an unrealized foreign exchange loss of $319 million (2013 – unrealized loss of $217 million; 2012 – unrealized gain of $69 million) (Note 9). The ineffectiveness during 2014 was negligible (2013 – $nil; 2012 – $nil).

Foreign exchange forward contracts

The Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on U.S. denominated debt maturities.

At December 31, 2014, the Company had no remaining FX forward contracts to fix the exchange rate on U.S. denominated debt maturities. During 2014, the Company settled the FX forward contract related to the repayment of a capital lease due in January 2014 for proceeds of $8 million. The Company also settled, prior to maturity, the FX forward contracts related to the repayment of the 6.50% Notes due in May 2018 and its 7.25% Notes due in May 2019 for proceeds of $17 million with the offset recorded as realized gains of $3 million in “Accumulated other comprehensive loss” and $14 million in “Retained earnings”. Amounts remaining in “Accumulated other comprehensive loss” are being amortized to “Other income and charges” until the underlying debts, which were hedged, are repaid.

During 2014, the combined realized and unrealized foreign exchange gains were $3 million and were recorded in “Other income and charges” (2013 – unrealized gain of $18 million; 2012 – unrealized loss of $4 million) in relation to these derivatives. Gains recorded in “Other income and charges” were largely offset by unrealized losses on the underlying debt which the derivatives were designated to hedge. Similarly, losses were largely offset by unrealized gains on the underlying debt.

25

At December 31, 2014, the Company expected that, during the next 12 months, a negligible amount of pre-tax gain would be reclassified to “Other income and charges”.

At December 31, 2013, the unrealized gain derived from these FX forwards was $25 million of which $6 million was included in “Other current assets” and $19 million in “Other assets” with the offset reflected as unrealized gains of $5 million in “Accumulated other comprehensive loss” and $20 million in “Retained earnings”.

Interest rate management

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. In order to manage funding needs or capital structure goals, the Company enters into debt or capital lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by on-going market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of debt.

To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuances, the Company may enter into forward rate agreements, that are designated as cash flow hedges, to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements, designated as fair value hedges, to manage the mix of fixed and floating rate debt.

Forward starting swaps

During the fourth quarter of 2014, the Company entered into forward starting floating-to-fixed interest rate swap agreements (“forward starting swaps”) totaling a notional U.S. $1.4 billion to fix the benchmark rate on cash flows associated with highly probable forecasted issuances of long-term notes. The effective portion of changes in fair value on the forward starting swaps is recorded in “Accumulated other comprehensive loss”, net of tax, as cash flow hedges until the probable forecasted notes are issued. Subsequent to the notes issuance, amounts in “Accumulated other comprehensive loss” are reclassified to “Net interest expense”. As at December 31, 2014, the unrealized loss derived from the forward starting swaps was $46 million of which $21 million was included in “Accounts payable and accrued liabilities” and $25 million in “Other long-term liabilities” with the offset reflected in “Other comprehensive (loss) income” on the Consolidated Statements of Comprehensive Income.

Interest rate swaps

During the fourth quarter of 2014, the Company entered into floating-to-fixed interest rate swap agreements totaling U.S. $600 million to hedge the variability in cash flow associated with fluctuations in interest rates on commercial paper issuances. These swaps expire in 2015 and are accounted for as a cash flow hedge. The effective portion of changes in fair value of the swaps is recorded in “Accumulated other comprehensive loss”, net of tax. Subsequent to the commercial paper issuance, the amounts recorded in “Accumulated other comprehensive loss” are reclassified to “Net interest expense”. At December 31, 2014, the unrealized gain recorded in “Other current assets” on the Consolidated Balance Sheets, was not significant. The offset was reflected in “Other comprehensive (loss) income” on the Consolidated Statements of Comprehensive Income. At December 31, 2013, the Company had no outstanding interest rate swaps, nor did it enter into or unwind any such transactions during 2013.

Treasury rate locks

At December 31, 2014, the Company had net unamortized losses related to interest rate locks, which are accounted for as cash flow hedges, settled in previous years totaling $21 million (December 31, 2013 – $22 million). This amount is composed of various unamortized gains and losses related to specific debts which are reflected in “Accumulated other comprehensive loss” and are amortized to “Net interest expense” in the period that interest on the related debt is charged. The amortization of these gains and losses resulted in a negligible increase to “Net interest expense” and “Other comprehensive income” in 2014 (2013 – negligible; 2012 – negligible). At December 31, 2014, the Company expected that, during the next 12 months, a negligible amount of loss related to these previously settled derivatives would be reclassified to “Net interest expense”.

Fuel price management

The Company is exposed to commodity risk related to purchases of diesel fuel and the potential reduction in net income due to increases in the price of diesel. Fuel expense constitutes a large portion of the Company’s operating costs and volatility in diesel fuel prices can have a significant impact on the Company’s income. Items affecting volatility in diesel prices include, but are not limited to, fluctuations in world markets for crude oil and distillate fuels, which can be affected by supply disruptions and geopolitical events.

The impact of variable fuel expense is mitigated substantially through fuel cost recovery programs which apportion incremental changes in fuel prices to shippers through price indices, tariffs, and by contract, within agreed upon guidelines. While these programs provide effective and meaningful coverage, residual exposure remains as the fuel expense risk may not be completely recovered from shippers due to timing and volatility in the market.

26

21    Other long-term liabilities

(in millions of Canadian dollars)	2014	2013
Provision for environmental remediation, net of current portion(1)	$75	$76
Provision for restructuring, net of current portion(2) (Note 4)	13	21
Deferred gains on sale leaseback transactions	25	31
Deferred revenue on rights-of-way license agreements, net of current portion	33	31
Stock-based compensation liabilities, net of current portion	145	69
Asset retirement obligations (Note 22)	23	24
Deferred retirement compensation	24	16
Deferred hedging losses (Note 20)	25	–
Other, net of current portion	69	70

Total other long-term liabilities	$432	$338

(1) As at December 31, 2014, the aggregate provision for environmental remediation, including the current portion was $91 million (2013 – $90 million).

(2) As at December 31, 2014, the aggregate provision for restructuring, including the current portion was $24 million (2013 – $50 million).

The deferred revenue on rights-of-way license agreements, and deferred gains on sale leaseback transactions are being amortized to income on a straight-line basis over the related lease terms. Deferred income credits are being amortized over the life of the related asset.

Environmental remediation accruals

Environmental remediation accruals cover site-specific remediation programs. The estimate of the probable costs to be incurred in the remediation of properties contaminated by past railway use reflects the nature of contamination at individual sites according to typical activities and scale of operations conducted. CP has developed remediation strategies for each property based on the nature and extent of the contamination, as well as the location of the property and surrounding areas that may be adversely affected by the presence of contaminants, considering available technologies, treatment and disposal facilities and the acceptability of site-specific plans based on the local regulatory environment. Site-specific plans range from containment and risk management of the contaminants through to the removal and treatment of the contaminants and affected soils and ground water. The details of the estimates reflect the environmental liability at each property. Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. Payments are expected to be made over 10 years to 2024.

The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and include both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable. Changes to costs are reflected as changes to “Other long-term liabilities” or “Accounts payable and accrued liabilities” on the Consolidated Balance Sheets and to “Purchased services and other” within operating expenses on the Consolidated Statements of Income. The amount charged to income in 2014 was $4 million (2013 – $6 million; 2012 – $4 million).

22    Asset retirement obligations

Asset retirement obligations are recorded in “Other long-term liabilities”. The majority of these liabilities are discounted at 6.25%. Accretion expense is included in “Depreciation and amortization” on the Consolidated Statements of Income.

(in millions of Canadian dollars)	2014	2013

Opening balance, January 1	$24	$23
Accretion	1	1
Liabilities settled	(1)	–
Revision to estimated cash flows	(1)	–

Closing balance, December 31	$23	$24

27

Upon the ultimate retirement of grain-dependent branch lines, the Company has to pay a fee, levied under the Canada Transportation Act, of $30,000 per mile of abandoned track. The undiscounted amount of the liability was $38 million at December 31, 2014 (2013 – $39 million), which, when present valued, was $20 million at December 31, 2014 (2013 – $21 million). The payments are expected to be made in the 2015 – 2044 period.

The Company also has a liability for a joint facility that will have to be settled upon retirement based on a proportion of use during the life of the asset. The estimate of the obligation at December 31, 2014, was $21 million (2013 – $20 million), which, when present valued, was $3 million at December 31, 2014 (2013 – $3 million). For purposes of estimating this liability, the payment related to the retirement of the joint facility is anticipated to be made in 30 years.

23    Shareholders’ equity

Authorized and issued share capital

The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and unlimited number of Second Preferred Shares. At December 31, 2014, no First or Second Preferred Shares had been issued.

An analysis of Common Share balances is as follows:

(number of shares in millions)	2014	2013	2012

Share capital, January 1	175.4	173.9	170.0
CP common shares repurchased	(10.3)	–	–
Shares issued under stock option plan	1.0	1.5	3.9

Share capital, December 31	166.1	175.4	173.9

The change in the “Share capital” balances includes $3 million (2013 – $5 million; 2012 – $6 million) related to the cancellation of the TSARs liability on exercise of tandem stock options, and $17 million (2013 – $24 million; 2012 – $70 million) of stock-based compensation transferred from “Additional paid-in capital”.

Share repurchase

On February 20, 2014, the Board of Directors of the Company approved a share repurchase program, and in March 2014, the Company filed a new normal course issuer bid (“bid”) to purchase, for cancellation, up to 5.3 million of its outstanding Common Shares. On September 29, 2014, the Company announced the amendment of the bid to increase the maximum number of its Common Shares that may be purchased from 5.3 million to 12.7 million of its outstanding Common Shares, effective October 2, 2014. Under the filing, share purchases may be made during the twelve month period that began March 17, 2014, and ends March 16, 2015. The purchases are made at the market price on the day of purchase, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings. The following table provides the activities under the share repurchase program:

2014

Number of common shares repurchased	10,476,074
Weighted-average price per share(1)	$199.42
Amount of repurchase (in millions)(1)	$2,089

(1) Includes brokerage fees.

24    Pensions and other benefits

The Company has both defined benefit (“DB”) and defined contribution (“DC”) pension plans. At December 31, 2014, the Canadian pension plans represent approximately 99% of total combined pension plan assets and approximately 98% of total combined pension plan obligations.

The DB plans provide for pensions based principally on years of service and compensation rates near retirement. Pensions for Canadian pensioners are partially indexed to inflation. Annual employer contributions to the DB plans, which are actuarially determined, are made on the basis of being not less than the minimum amounts required by federal pension supervisory authorities.

CP reached agreements with all of the unions which it had been bargaining with in Canada in 2012. The new agreements introduced amendments to pension plans. Among other changes, the amendments established a cap on pension for each year of pensionable service, including a cap on some non-union employees’ pensions. Under the amendments, plan participants will continue to earn additional pensionable years of service as before, but with a dollar limit on the pension amount for each year earned. Plan amendments resulting from collective bargaining are accounted for in the periods the new agreements are ratified. The plan amendments resulting from the December 2012 arbitration award were contingent on CP

28

making plan amendments for non-union employees, and consequently were accounted for in the period CP made such amendments. As a result of the plan amendments, the projected benefit obligation decreased by $135 million from December 31, 2012, with a corresponding increase to “Other comprehensive (loss) income” and a reduction of “Accumulated other comprehensive loss” as prior service credits. The prior service credits are recognized in net periodic pension expense over the remaining terms of the applicable union agreements (averaging approximately two years), and over the expected average remaining service life of non-union employees.

The Company has other benefit plans including post-retirement health and life insurance for pensioners, and post-employment long-term disability and workers’ compensation benefits, which are based on Company-specific claims. At December 31, 2014, the Canadian other benefits plans represent approximately 96% of total combined other plan obligations.

The Finance Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets which take into account the Company’s expected risk tolerances. Pension plan assets are managed by a suite of independent investment managers, with the allocation by manager reflecting these asset mix targets. Most of the assets are actively managed with the objective of outperforming applicable benchmarks. In accordance with the investment policy, derivative instruments may be used to hedge or adjust existing or anticipated exposures.

To develop the expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers the expected composition of the plans’ assets, past experience and future estimates of long-term investment returns. Future estimates of investment returns reflect the expected annual yield on applicable fixed income capital market indices, and the long-term return expectation for public equity, real estate, infrastructure and absolute return investments and the expected added value (relative to applicable benchmark indices) from active management of pension fund assets.

The Company has elected to use a market-related value of assets for the purpose of calculating net periodic benefit cost, developed from a five-year average of market values for the plans’ public equity and absolute return investments (with each prior year’s market value adjusted to the current date for assumed investment income during the intervening period) plus the market value of the plans’ fixed income, real estate and infrastructure securities.

The benefit obligation is discounted using a discount rate that is a blended interest rate for a portfolio of high-quality corporate debt instruments with matching cash flows. The discount rate is determined by management with the aid of third-party actuaries.

Net periodic benefit cost

The elements of net periodic benefit cost for DB pension plans and other benefits recognized in the year included the following components:

	Pensions			Other benefits
(in millions of Canadian dollars)	2014	2013	2012	2014	2013	2012

Current service cost (benefits earned by employees in the year)	$106	$135	$131	$14	$16	$19
Interest cost on benefit obligation	477	445	452	23	21	24
Expected return on fund assets	(757)	(746)	(752)	–	–	–
Recognized net actuarial loss (gain)	190	267	208	(2)	(11)	3
Amortization of prior service costs	(68)	(58)	2	–	–	–

Net periodic benefit cost (recovery)	$(52)	$43	$41	$35	$26	$46

Projected benefit obligation, fund assets, and funded status

Information about the Company’s DB pension plans and other benefits, in aggregate, is as follows:

	Pensions		Other benefits
(in millions of Canadian dollars)	2014	2013	2014	2013

Change in projected benefit obligation:
Benefit obligation at January 1	$9,921	$10,647	$483	$535
Current service cost	106	135	14	16
Interest cost	477	445	23	21
Employee contributions	51	50	–	–
Benefits paid	(579)	(602)	(27)	(33)
Foreign currency changes	15	13	2	2
Plan amendments and other	–	(135)	–	–
Actuarial loss (gain)	1,369	(632)	22	(58)

Projected benefit obligation at December 31	$11,360	$9,921	$517	$483

29

	Pensions		Other benefits
(in millions of Canadian dollars)	2014	2013	2014	2013

Change in fund assets:
Fair value of fund assets at January 1	$10,722	$9,763	$8	$9
Actual return on fund assets	1,088	1,404	–	–
Employer contributions	80	98	26	32
Employee contributions	51	50	–	–
Benefits paid	(579)	(602)	(27)	(33)
Foreign currency changes	14	9	–	–

Fair value of fund assets at December 31	$11,376	$10,722	$7	$8

Funded status – plan surplus (deficit)	$16	$801	$(510)	$(475)

	2014		2013
	Pension plans in surplus	Pension plans in deficit	Pension plans in surplus	Pension plans in deficit

Projected benefit obligation at December 31	$(10,878)	$(482)	$(9,533)	$(388)
Fair value of fund assets at December 31	11,182	194	10,561	161

Funded Status	$304	$(288)	$1,028	$(227)

All Other benefits plans were in a deficit position at December 31, 2014 and 2013.

Pension asset and liabilities in the Company’s Consolidated Balance Sheets

Amounts recognized in the Company’s Consolidated Balance Sheets are as follows:

	Pensions		Other benefits
(in millions of Canadian dollars)	2014	2013	2014	2013

Pension asset	$304	$1,028	$–	$–
Accounts payable and accrued liabilities	(9)	(9)	(34)	(36)
Pension and other benefit liabilities	(279)	(218)	(476)	(439)

Total amount recognized	$16	$801	$(510)	$(475)

The defined benefit pension plans’ accumulated benefit obligation as at December 31, 2014 was $10,975 million (2013 – $9,578 million). The accumulated benefit obligation is calculated on a basis similar to the projected benefit obligation, except no future salary increases are assumed in the projection of future benefits.

The measurement date used to determine the plan assets and the accrued benefit obligation is December 31. The most recent actuarial valuation for pension funding purposes for the Company’s main Canadian pension plan was performed as at January 1, 2014. During 2015, the Company expects to file a new valuation with the pension regulator.

Accumulated other comprehensive losses

Amounts recognized in accumulated other comprehensive losses are as follows:

	Pensions		Other benefits
(in millions of Canadian dollars)	2014	2013	2014	2013

Net actuarial loss:
Other than deferred investment gains	$3,895	$2,982	$86	$61
Deferred investment gains	(803)	(738)	–	–
Prior service cost	(20)	(88)	5	5
Deferred income tax	(858)	(613)	(23)	(16)

Total (Note 9)	$2,214	$1,543	$68	$50

30

The unamortized actuarial loss and the unamortized prior service cost included in “Accumulated other comprehensive loss” that are expected to be recognized in net periodic benefit cost during 2015 are $264 million and a recovery of $5 million, respectively, for pensions and $4 million and $1 million, respectively, for other post-retirement benefits.

Actuarial assumptions

Weighted-average actuarial assumptions used were approximately:

(percentages)	2014		2013		2012

Benefit obligation at December 31:
Discount rate	4.09		4.90		4.28
Projected future salary increases	3.00		3.00		3.00
Health care cost trend rate	7.00	(1)	8.00	(2)	8.00	(2)
Benefit cost for year ended December 31:
Discount rate	4.90		4.28		4.55
Expected rate of return on fund assets	7.75		7.75		7.75
Projected future salary increases	3.00		3.00		3.00
Health care cost trend rate	7.50	(2)	8.00	(2)	8.00	(2)

(1) The health care cost trend rate is assumed to be 7.00% in 2015 and 2016, and then decreasing by 0.50% per year to an ultimate rate of 5.00% per year in 2020 and thereafter.

(2) The health care cost trend rate was previously assumed to be 7.00% in 2015 (7.50% in 2014), and then decreasing by 0.50% per year to an ultimate rate of 5.00% per year in 2019 and thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

(in millions of Canadian dollars) Favourable (unfavourable)	One percentage point increase	One percentage point decrease

Effect on the total of service and interest costs	$–	$–
Effect on post-retirement benefit obligation	(6)	6

In 2014, the Canadian Institute of Actuaries and the Society of Actuaries each published updated mortality tables based on broad pension plan experience in Canada and the U.S., respectively. CP’s obligations for defined benefit pension and post-retirement benefit plans at December 31, 2014 are based on these new mortality tables, with adjustments to reflect actual plan mortality experience to the extent that credible experience data was available. The changes to the new mortality tables increased the obligations for pensions and post-retirement benefits by approximately $225 million.

Plan assets

Plan assets are recorded at fair value. The major asset categories are public equity securities, debt securities, real estate, infrastructure and absolute return investments. The fair values of the public equity and debt securities are primarily based on quoted market prices. Real estate values are based on annual valuations performed by external parties, taking into account current market conditions and recent sales transactions where practical and appropriate. Infrastructure values are based on the fair value of each fund’s assets as calculated by the fund manager, generally using a discounted cash flow analysis that takes into account current market conditions and recent sales transactions where practical and appropriate. Absolute return investments are a portfolio of units of externally managed hedge funds and are valued by the fund administrators.

The Company’s pension plan asset allocation, the current weighted average asset allocation targets and the current weighted average policy range for each major asset class, were as follows:

	Current asset allocation target	Current policy range	Percentage of plan assets at December 31
Asset allocation (percentage)			2014	2013

Cash and cash equivalents	0.5	0 – 5	1.7	4.1
Fixed income	29.5	20 – 40	21.9	20.6
Public equity	46.0	35 – 55	52.5	49.6
Real estate and infrastructure	12.0	4 – 20	7.6	10.8
Absolute return	12.0	0 – 18	16.3	14.9

Total	100.0		100.0	100.0

31

Summary of the assets of the Company’s DB pension plans at fair values

The following is a summary of the assets of the Company’s DB pension plans at fair values at December 31, 2014 and 2013:

(in millions of Canadian dollars)	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total

December 31, 2014
Cash and cash equivalents	$106	$83	$–	$189
Government bonds(1)	–	1,180	–	1,180
Corporate bonds(1)	–	1,229	–	1,229
Mortgages(2)	–	77	–	77
Public equities
• Canada	1,448	48	–	1,496
• U.S. and international	4,454	27	–	4,481
Real estate(3)	–	–	654	654
Infrastructure(4)	–	–	208	208
Absolute return(5)
• Funds of hedge funds	–	–	652	652
• Multi-strategy funds	–	–	473	473
• Credit funds	–	–	490	490
• Equity funds	–	116	130	246
Derivative assets(6)	–	1	–	1

	$6,008	$2,761	$2,607	$11,376

December 31, 2013
Cash and cash equivalents	$155	$282	$–	$437
Government bonds(1)	–	1,314	–	1,314
Corporate bonds(1)	–	849	–	849
Mortgages(2)	–	52	–	52
Public equities
• Canada	1,304	37	–	1,341
• U.S. and international	3,979	20	–	3,999
Real estate(3)	–	–	847	847
Infrastructure(4)	–	–	314	314
Absolute return(5)
• Funds of hedge funds	–	–	563	563
• Multi-strategy funds	–	–	403	403
• Credit funds	–	–	434	434
• Equity funds	–	–	193	193
Derivative liabilities(6)(7)	–	(24)	–	(24)

	$5,438	$2,530	$2,754	$10,722

(1) Government & Corporate Bonds:

Fair values for bonds are based on market prices supplied by independent sources as of the last trading day.

(2) Mortgages:

The fair value measurement of $77 million (2013 – $52 million) of mortgages categorized as Level 2 is based on current market yields of financial instruments of similar maturity, coupon and risk factors.

(3) Real Estate:

The fair value of real estate investments of $654 million (2013 – $847 million) is based on property appraisals which use a number of approaches that typically include a discounted cash flow analysis, a direct capitalization income method and/or a direct comparison approach. Appraisals of real estate investments are generally performed semi-annually by qualified external accredited appraisers. There are no unfunded commitments for real estate as at December 31, 2014.

32

(4) Infrastructure:

Infrastructure fund values of $208 million (2013 – $314 million) are based on the fair value of the fund assets as calculated by the fund manager, generally using a discounted cash flow analysis that takes into account current market conditions and recent sales transactions where practical and appropriate. As at December 31, 2014, unfunded commitments for infrastructure was negligible (2013 – $23 million).

(5) Absolute Return:

The fair value of absolute return fund investments is based on the net asset value reported by the fund administrators. The funds have different redemption policies and periods. All hedge fund investments have contractual redemption frequencies, ranging from monthly to tri-annually, and redemption notice periods varying from 30 to 95 days. Hedge fund investments that have redemption dates less frequent than every four months or have restrictions on contractual redemption features at the reporting date are classified as Level 3. There are no unfunded commitments for absolute return investments as at December 31, 2014.

☐	Fund of hedge funds invest in a portfolio of hedge funds that allocate capital across a broad array of funds and/or investment managers.

☐	Multi-strategy funds include funds that invest in broadly diversified portfolios of equity, fixed income and derivative instruments.

☐	Credit funds invest in an array of fixed income securities.

☐	Equity funds invest primarily in U.S. and global equity securities.

(6) The Company’s pension funds may utilize the following derivative instruments: equity futures to replicate equity index returns (Level 2); currency forwards to partially hedge foreign currency exposures (Level 2); bond forwards to reduce asset/liability interest rate risk exposures (Level 2); interest rate swaps to manage duration and interest rate risk (Level 2); credit default swaps to manage credit risk (Level 2); and options to manage interest rate risk and volatility (Level 2).

(7) At December 31, 2013, derivatives were primarily being used to partially hedge foreign currency exposures.

Portion of the assets of the Company’s DB pension plans measured at fair value using unobservable inputs (Level 3)

During 2013 and 2014 the portion of the assets of the Company’s DB pension plans measured at fair value using unobservable inputs (Level 3) changed as follows:

(in millions of Canadian dollars)	Real Estate	Infrastructure	Absolute Return	Total

As at January 1, 2013	$779	$333	$–	$1,112
Contributions	–	–	1,500	1,500
Disbursements	(22)	(42)	–	(64)
Net realized gains	22	3	(2)	23
Increase in net unrealized gains	68	20	95	183

As at December 31, 2013	$847	$314	$1,593	$2,754
Contributions	–	–	29	29
Disbursements	(236)	(97)	–	(333)
Net transfer out of Level 3	–	–	(116)	(116)
Net realized gains	67	–	–	67
Increase (decrease) in net unrealized gains	(24)	(9)	239	206

As at December 31, 2014	$654	$208	$1,745	$2,607

Level 3 fair value measurements for absolute return, real estate and infrastructure investments are based on the net asset value reported by the fund administrator, property appraisals and discounted cash flow analysis, of which there are no reasonable alternative assumptions. Therefore it is not practicable to provide a sensitivity analysis.

Additional plan assets information

The Company’s expected long-term target return is 7.75%, net of all fees and expenses. In identifying the asset allocation ranges, consideration was given to the long-term nature of the underlying plan liabilities, the solvency and going-concern financial position of the plan, long-term return expectations and the risks associated with key asset classes as well as the relationships of returns on key asset classes with each other, inflation and interest rates. When advantageous and with due consideration, derivative instruments may be utilized, provided the total value of the underlying assets represented by financial derivatives, excluding currency forwards, is limited to 30% of the market value of the fund.

When investing in foreign securities, the plans are exposed to foreign currency risk; the effect of which is included in the valuation of the foreign securities. The plans were 41% exposed to the U.S. dollar, 13% exposed to European currencies, and 5% exposed to various other currencies, as at December 31, 2014.

At December 31, 2014, fund assets consisted primarily of listed stocks and bonds, including 184,392 of the Company’s Common Shares (2013 –129,444) at a market value of $41 million (2013 – $21 million) and 6.25% Unsecured Notes issued by the Company at a par value of $2 million (2013 – $2 million) and a market value of $2 million (2013 – $2 million).

33

Cash flows

In 2014, the Company contributed $88 million to its pension plans (2013 – $105 million; 2012 – $107 million), including $8 million to the DC plans (2013 – $7 million; 2012 – $5 million), $67 million to the Canadian registered and U.S. qualified DB pension plans (2013 – $86 million; 2012 – $89 million), and $13 million to the Canadian non-registered supplemental pension plan (2013 – $12 million; 2012 – $13 million). In addition, the Company made payments directly to employees, their beneficiaries or estates or to third-party benefit administrators of $26 million in 2014 (2013 – $32 million; 2012 – $35 million) with respect to other benefits.

Estimated future benefit payments

The estimated future defined benefit pension and other benefit payments to be paid by the plans for each of the next five years and the subsequent five-year period are as follows:

(in millions of Canadian dollars)	Pensions	Other benefits

2015	$562	$36
2016	579	35
2017	595	35
2018	610	34
2019	624	34
2020 – 2024	3,272	162

The benefit payments from the Canadian registered and U.S. qualified DB pension plans are payable from their respective pension funds. Benefit payments from the supplemental pension plan and from the other benefits plans are payable directly from the Company.

Defined contribution plan

Canadian non-unionized employees hired prior to July 1, 2010 had the option to participate in the Canadian DC plan. All Canadian non-unionized employees hired after such date must participate in this plan. Employee contributions are based on a percentage of salary. The Company matches employee contributions to a maximum percentage each year.

Effective July 1, 2010, a new U.S. DC plan was established. All U.S. non-unionized employees hired after such date must participate in this plan. Employees do not contribute to the plan. The Company annually contributes a percentage of salary.

The DC plans provide a pension based on total employee and employer contributions plus investment income earned on those contributions.

In 2014, the net cost of the DC plans, which generally equals the employer’s required contribution, was $8 million (2013 – $7 million; 2012 – $5 million).

Contributions to multi-employer plans

Some of the Company’s unionized employees in the U.S. are members of a U.S. national multi-employer benefit plan. Contributions made by the Company to this plan in 2014 in respect of post-retirement medical benefits were $4 million (2013 – $5 million; 2012 – $6 million).

25    Stock-based compensation

At December 31, 2014, the Company had several stock-based compensation plans, including stock option plan, various cash settled liability plans and an employee stock savings plan. These plans resulted in an expense in 2014 of $110 million (2013 – $92 million; 2012 – $64 million).

Accelerated vesting due to changes in the composition of the Board of Directors

Most of the stock-based compensation plans include a provision whereby vesting is accelerated should certain changes in the composition of the Board of Directors occur. These provisions were triggered on June 26, 2012 and the recognition of the revised vesting terms as outlined in the stock-based compensation plans resulted in a credit to “Compensation and benefits” of $8 million in the second quarter of 2012. From February 28, 2012, accelerated vesting will only occur when the definition of change of control under the stock-based compensation plans is triggered and the holder of the award is terminated without cause.

34

A. Stock Option Plan

Summary of stock options

The following table summarizes the Company’s stock option plan as of December 31:

	Options outstanding		Nonvested options
	Number of options	Weighted average exercise price	Number of options	Weighted average grant date fair value

Outstanding, January 1, 2014	3,360,483	$77.15	1,733,846	$25.35
New options granted	426,020	173.98	426,020	48.70
Exercised	(941,492)	64.76	–	–
Vested	–	–	(632,532)	23.58
Forfeited	(97,359)	132.67	(94,809)	36.71
Expired	(8,963)	102.52	(8,563)	28.63

Outstanding at December 31, 2014	2,738,689	94.35	1,423,962	32.35

Vested or expected to vest at
December 31, 2014(1)	2,729,773	$94.19	N/A	N/A

Exercisable at December 31, 2014	1,314,727	$70.25	N/A	N/A

(1) As at December 31, 2014, the weighted average remaining term of vested or expected to vest options was 5.3 years with an aggregate intrinsic value of $355 million.

The following table provides the number of stock options outstanding and exercisable as at December 31, 2014 by range of exercise price and their related intrinsic aggregate value, and for options outstanding, the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the amount that would have been received by option holders had they exercised their options on December 31, 2014 at the Company’s closing stock price of $223.75.

	Options outstanding				Options exercisable
Range of exercise prices	Number of options	Weighted average years to expiration	Weighted average exercise price	Aggregate intrinsic value (millions)	Number of options	Weighted average exercise price	Aggregate intrinsic value (millions)

$36.29 – $69.50	596,055	3.5	$55.63	$100	596,055	$55.63	$100
$69.51 – $74.55	794,950	6.7	73.08	120	469,950	72.87	71
$74.56 – $117.48	614,608	6.8	89.65	83	168,128	86.24	23
$117.49 – $222.88	733,076	8.7	152.84	52	80,594	129.76	8

Total(1)	2,738,689	6.5	$94.35	$355	1,314,727	$70.25	$202

(1) As at December 31, 2014, the total number of in-the-money stock options outstanding was 2,738,689 with a weighted-average exercise price of $94.35. The weighted-average year to expiration of exercisable stock options is 5.2 years.

Under the fair value method, the fair value of options at the grant date was approximately $21 million for options issued in 2014 (2013 – $20 million; 2012 – $28 million). The weighted average fair value assumptions were approximately:

	2014	2013	2012

Expected option life (years)(1)	5.98	6.25	6.03
Risk-free interest rate(2)	1.66%	1.60%	1.47%
Expected stock price volatility(3)	29%	30%	31%
Expected annual dividends per share(4)	$1.40	$1.40	$1.40
Estimated forfeiture rate(5)	1.2%	1.2%	1.2%
Weighted average grant date fair value of options granted during the year	$48.88	$35.40	$19.04

(1) Represents the period of time that awards are expected to be outstanding. Historical data on exercise behaviour or, when available, specific expectations regarding future exercise behaviour were used to estimate the expected life of the option.

35

(2) Based on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant.

(3) Based on the historical stock price volatility of the Company’s stock over a period commensurate with the expected term of the option.

(4) Determined by the current annual dividend at the time of grant. The Company does not employ different dividend yields throughout the contractual term of the option.

(5) The Company estimated forfeitures based on past experience. The rate is monitored on a periodic basis.

Certain of the Company’s stock option plan are subject to post-vesting restrictions prior to expiry. The discount for these restrictions resulted in a reduction of the fair value at grant date of options issued in 2012 of $2 million. This discount was estimated using the fair value of put options that, together with the granted call options, mimicked the characteristics of the post-vesting restriction. The post-vesting restrictions do not relate to grants in 2013 and 2014.

In 2014, the expense for stock options (regular and performance) was $18 million (2013 – $17 million; 2012 – $24 million). At December 31, 2014, there was $16 million of total unrecognized compensation related to stock options which is expected to be recognized over a weighted-average period of approximately 1.3 years.

The total fair value of shares vested for the stock option plan during 2014 was $15 million (2013 – $5 million; 2012 – $34 million).

The following table provides information related to all options exercised in the stock option plan during the years ended December 31:

(in millions of Canadian dollars)	2014	2013	2012

Total intrinsic value	$115	$103	$118
Cash received by the Company upon exercise of options	62	83	198

B. Other Share-based Plans

Performance share units plan

During 2014, the Company issued 165,500 PSUs with a grant date fair value of $25 million. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash, or in CP common shares approximately three years after the grant date, contingent upon CP’s performance (performance factor). The fair value of PSUs is measured, both on the grant date and each subsequent quarter until settlement, using a Monte Carlo simulation model. The model utilizes multiple input variables that determine the probability of satisfying the performance and market conditions stipulated in the grant.

In the second quarter of 2012, changes to the Board resulted in the immediate vesting of a pro-rata portion of all unvested PSUs with a total pay out of $31 million in 2012.

The performance period for the PSUs issued in 2014 is January 1, 2014 to December 31, 2016. The performance factors for these PSUs are Operating ratio, Free cash flow, Total Shareholder Return (“TSR”) compared to the S&P/TSX60 index, and TSR compared to Class I railways. Beginning with PSUs granted in 2014, grant recipients who are eligible to retire and have provided six months of service during the performance period are entitled to the full award. Previous to 2014, only a pro-rata share of units was retained at retirement.

The performance period for the PSUs issued in the fourth quarter of 2012 and in 2013 is January 1, 2013 to December 31, 2015. The performance factors for these PSUs are Operating ratio, Free cash flow, Total Shareholder Return (“TSR”) compared to the S&P/TSX60 index, and TSR compared to Class I railways.

The following table summarizes information related to the Company’s PSUs as at December 31:

	2014	2013

Outstanding, January 1	349,925	200,702
Granted	165,500	206,405
Units, in lieu of dividends	3,296	3,498
Forfeited	(57,938)	(60,680)

Outstanding, December 31	460,783	349,925

In 2014, the expense for PSUs was $50 million (2013 – expense of $25 million; 2012 – expense recovery of $1 million). At December 31, 2014, there was $50 million of total unrecognized compensation related to PSUs which is expected to be recognized over a weighted-average period of approximately 1.4 years.

Deferred share units plan

The Company established the DSU plan as a means to compensate and assist in attaining share ownership targets set for certain key employees and Directors. A DSU entitles the holder to receive, upon redemption, a cash payment equivalent to the market value of a Common Share at the redemption date. DSUs vest over various periods of up to 48 months and are only redeemable for a specified period after employment is terminated.

36

Senior managers may elect to receive DSUs in lieu of cash payments for certain incentive programs. In addition, senior managers will be granted with a 25% company match of the amount elected when acquiring Common Shares to meet ownership targets. The election to receive eligible payments in DSUs is no longer available to a participant when the value of the participant’s DSUs is sufficient to meet the Company’s stock ownership guidelines. Senior managers have five years to meet their ownership targets.

An expense to income for DSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods.

The following table summarizes information related to the DSUs as of December 31:

	2014	2013

Outstanding, January 1	332,221	357,740
Granted	58,460	76,035
Units, in lieu of dividends	2,572	4,145
Forfeited	(711)	(2,372)
Redeemed	(84,095)	(103,327)

Outstanding, December 31	308,447	332,221

During 2014, the Company granted 58,460 DSUs with a grant date fair value of $9 million. In 2014, the expense for DSUs was $28 million (2013 – $32 million; 2012 – $23 million). At December 31, 2014, there was $3 million of total unrecognized compensation related to DSUs which is expected to be recognized over a weighted-average period of approximately 0.7 years.

Restricted share units plan

The Company issued 16,325 RSUs in 2014 with a grant date fair value of $3 million. The RSUs are notional full value shares that attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. RSUs have no performance factors attached to them and are subject to time vesting over various periods of up to 36 months. RSUs are settled in cash up to three years after the grant date. An expense to income for RSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods. In 2014, the expense for RSUs was $9 million (2013 – $10 million; 2012 – $7 million). At December 31, 2014, there was $3 million of total unrecognized compensation related to RSUs which is expected to be recognized over a weighted-average period of approximately 2.0 years.

The following table summarizes information related to the Company’s RSUs as at December 31:

	2014	2013

Outstanding, January 1	92,333	173,234
Granted	16,325	–
Units, in lieu of dividends	700	1,304
Exercised	(53,964)	(70,211)
Forfeited	(7,874)	(11,994)

Outstanding, December 31	47,520	92,333

Summary of share based liabilities paid

The following table summarizes the total share based liabilities paid for each of the years ended December 31:

(in millions of Canadian dollars)	2014	2013	2012

Plan
DSUs	$17	$17	$19
PSUs	–	–	55
RSUs	12	9	–

Total	$29	$26	$74

37

C. Employee share purchase plan

The Company has an employee share purchase plan whereby both employee and Company contributions are used to purchase shares on the open market for employees. The Company’s contributions are expensed over the one-year vesting period. Under the plan, the Company matches $1 for every $3 contributed by employees up to a maximum employee contribution of 6% of annual salary.

The total number of shares purchased in 2014 on behalf of participants, including the Company contribution, was 176,906 (2013 – 271,934; 2012 – 445,951). In 2014, the Company’s contributions totalled $5 million (2013 – $5 million; 2012 – $4 million) and the related expense was $5 million (2013 – $5 million; 2012 – $4 million).

26    Variable interest entities

The Company leases equipment from certain trusts, which have been determined to be variable interest entities financed by a combination of debt and equity provided by unrelated third parties. The lease agreements, which are classified as operating leases, have a fixed price purchase option which create the Company’s variable interest and result in the trusts being considered variable interest entities.

Responsibility for maintaining and operating the leased assets according to specific contractual obligations outlined in the terms of the lease agreements and industry standards is the Company’s. The rigor of the contractual terms of the lease agreements and industry standards are such that the Company has limited discretion over the maintenance activities associated with these assets. As such, the Company concluded these terms do not provide the Company with the power to direct the activities of the variable interest entities in a way that has a significant impact on the entities’ economic performance.

The financial exposure to the Company as a result of its involvement with the variable interest entities is equal to the fixed lease payments due to the trusts. In 2014, lease payments after tax were $10 million. Future minimum lease payments, before tax, of $209 million will be payable over the next 16 years (Note 27).

The Company does not guarantee the residual value of the assets to the lessor; however, it must deliver to the lessor the assets in good operating condition, subject to normal wear and tear, at the end of the lease term.

As the Company’s actions and decisions do not significantly affect the variable interest entities’ performance, and the Company’s fixed price purchase option is not considered to be potentially significant to the variable interest entities, the Company is not considered to be the primary beneficiary, and does not consolidate these variable interest entities.

27    Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damage to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at December 31, 2014, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

Commitments

At December 31, 2014, the Company had committed to total future capital expenditures amounting to $427 million and operating expenditures relating to supplier purchase obligations, such as locomotive maintenance and overhaul agreements, as well as agreements to purchase other goods and services amounting to approximately $1.4 billion for the years 2015-2032 of which CP estimates approximately $700 million will be incurred in the next 5 years.

As at December 31, 2014, the Company’s commitments under operating leases were estimated at $569 million in aggregate, with minimum annual payments in each of the next five years and thereafter as follows:

(in millions of Canadian dollars)	Operating leases

2015	$114
2016	88
2017	67
2018	55
2019	43
Thereafter	202

Total minimum lease payments	$569

Expenses for operating leases for the year ended December 31, 2014, were $121 million (2013 – $154 million; 2012 – $182 million).

38

Legal proceedings related to Lac-Mégantic rail accident

On July 6, 2013, a train carrying crude oil operated by Montreal Maine and Atlantic Railway (“MM&A”) derailed and exploded in Lac-Mégantic, Quebec on a section of railway line owned by MM&A. The previous day CP had interchanged the train to MM&A, and after that interchange MM&A exercised exclusive control over the train.

Following this incident, the Minister of Sustainable Development, Environment, Wildlife and Parks of Quebec issued an order directing certain named parties to recover the contaminants and to clean up and decontaminate the derailment site. CP was added as a named party on August 14, 2013. CP is a party to an administrative appeal with respect to this order. No hearing date on the merits of CP’s appeal has been scheduled.

A class action lawsuit has also been filed in the Superior Court of Quebec on behalf of a class of persons and entities residing in, owning or leasing property in, operating a business in or physically present in Lac-Mégantic. The lawsuit seeks damages caused by the derailment including for wrongful deaths, personal injuries, and property damages. CP was added as a defendant on August 16, 2013. The Superior Court of Quebec is not expected to release its judgment on the authorization of the class action before the end of February 2015.

In the wake of the derailment and ensuing litigation, MM&A filed for bankruptcy in Canada and the United States. In an Adversary Proceeding filed by the MM&A U.S. bankruptcy trustee against CP, Irving Oil and the World Fuel entities, CP has been accused of failing to ensure that World Fuel or Irving properly classified the oil lading and of not refusing to ship the oil in DOT-111 tank cars. CP intends to move to withdraw the bankruptcy court reference and will thereafter seek to have the claim against CP dismissed as federally preempted.

In addition, CP has received two damage to cargo notices of claims from the shipper of the oil on the derailed train, Western Petroleum. Western Petroleum has submitted U.S. and Canadian notices of claims for the same damages and, under the Carmack Amendment (the U.S. damage to cargo statute), seeks to recover for all injuries associated with, and indemnification for all claims arising from, the derailment. Both jurisdictions permit a shipper to recover the value of damaged lading against any carrier in the delivery chain, subject to limitations in the carrier’s tariffs. CP’s tariffs significantly restrict shipper damage claim rights.

At this early stage in the legal proceedings, any potential liability and the quantum of potential loss cannot be determined. Nevertheless, CP denies liability for MM&A’s derailment and will vigorously defend itself in the proceedings described above and in any proceeding that may be commenced in the future.

28    Guarantees

In the normal course of operating the railway, the Company enters into contractual arrangements that involve providing certain guarantees, which extend over the term of the contracts. These guarantees include, but are not limited to:

☐	residual value guarantees on operating lease commitments of $120 million at December 31, 2014;

☐

guarantees to pay other parties in the event of the occurrence of specified events, including damage to equipment, in relation to assets used in the operation of the railway through operating leases, rental agreements, easements, trackage and interline agreements; and

☐	indemnifications of certain tax-related payments incurred by lessors and lenders.

The maximum amount that could be payable under these guarantees, excluding residual value guarantees, cannot be reasonably estimated due to the nature of certain of these guarantees. All or a portion of amounts paid under guarantees to other parties in the event of the occurrence of specified events could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At December 31, 2014, these accruals amounted to $3 million (2013 – $6 million), recorded in “Accounts payable and accrued liabilities”.

Indemnifications

Pursuant to a trust and custodial services agreement with the trustee of the Canadian Pacific Railway Company Pension Plan, the Company has undertaken to indemnify and save harmless the trustee, to the extent not paid by the fund, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of the trustee’s obligations under the agreement, except as a result of misconduct by the trustee. The indemnity includes liabilities, costs or expenses relating to any legal reporting or notification obligations of the trustee with respect to the defined contribution option of the pension plans or otherwise with respect to the assets of the pension plans that are not part of the fund. The indemnity survives the termination or expiry of the agreement with respect to claims and liabilities arising prior to the termination or expiry. At December 31, 2014, the Company had not recorded a liability associated with this indemnification, as it does not expect to make any payments pertaining to it.

29    Management transition

On May 17, 2012, following a proxy contest, Mr. Fred Green left his position as President and Chief Executive Officer of the Company. That same day, Mr. Stephen Tobias, a new Board member elected at the Company’s annual shareholders meeting held on May 17, 2012, was appointed by the Board as Interim Chief Executive Officer and served in that role until June 28, 2012.

39

On June 28, 2012, Mr. E. Hunter Harrison was appointed by the Board as President and Chief Executive Officer. As a result of the appointment of Mr. Harrison, the Company recorded a charge of $38 million with respect to compensation and other transition costs, including $2 million of associated costs, in the second quarter of 2012. This charge was recorded in the Company’s financial statements in “Compensation and benefits” and “Purchased services and other”, in the amounts of $16 million and $22 million, respectively.

Included in this charge were amounts totalling $16 million in respect of deferred retirement compensation for Mr. Harrison and $20 million to Pershing Square Capital Management, L.P. (“Pershing Square”) and related entities. In 2012, Pershing Square and related entities owned or control approximately 14% of the Company’s outstanding shares, and two Board members, Mr. William Ackman and Mr. Paul Hilal, are partners of Pershing Square. The amount payable to Pershing Square and related entities was to reimburse them, on behalf of Mr. Harrison, for certain amounts they had previously paid to or incurred on behalf of Mr. Harrison pursuant to an indemnity in favour of Mr. Harrison in connection with losses suffered in legal proceedings commenced against Mr. Harrison by his former employer. The terms of Pershing Square’s indemnity required Mr. Harrison to return any funds advanced under the indemnity in the event he accepted employment at CP. As a result, Mr. Harrison made it a precondition of accepting the Company’s offer of employment that CP assumes the indemnity obligations and return the funds advanced by Pershing Square. As a result of the payment, the Company would have been entitled to enforce Mr. Harrison’s rights in the aforementioned legal proceedings, allowing it to recover to the extent of Mr. Harrison’s success in those proceedings; however on February 3, 2013 the Company and Mr. Harrison settled the legal proceedings with Mr. Harrison’s former employer, providing the Company with partial recovery (U.S. $9 million) of the amounts in the dispute. The Company may receive repayment in other circumstances in the event of certain breaches by Mr. Harrison of his obligations under an employment agreement with the Company. Mr. Harrison was also granted stock options and DSUs upon commencing employment that had a grant date fair value of $12 million (Note 25).

In addition, the Company agreed to indemnify Mr. Harrison for certain other amounts, to a maximum of $3 million plus legal fees, but as a result of the settlement of the aforementioned legal proceedings, such indemnity is no longer applicable. Accordingly, no amount was accrued at December 31, 2012.

The Company also recorded a charge of $4 million in the second quarter of 2012 with respect to a retirement allowance for Mr. Green.

On February 5, 2013, as part of its long-term succession plan, the Company appointed Mr. Keith Creel as President and Chief Operating Officer. In connection with this appointment, Mr. Harrison’s title changed to Chief Executive Officer.

30    Segmented information

Operating segment

The Company operates in only one operating segment: rail transportation. Operating results by geographic areas, railway corridors or other lower level components or units of operation are not reviewed by the Company’s chief operating decision maker to make decisions about the allocation of resources to, or the assessment of performance of, such geographic areas, corridors, components or units of operation.

In the years ended December 31, 2014, 2013 and 2012, no one customer comprised more than 10% of total revenues and accounts receivable.

Geographic information

(in millions of Canadian dollars)	Canada	United States	Total

2014
Revenues	$4,655	$1,965	$6,620
Long-term assets excluding financial instruments, mortgages receivable and deferred tax assets	$10,114	$4,733	$14,847

2013
Revenues	$4,330	$1,803	$6,133
Long-term assets excluding financial instruments, mortgages receivable and deferred tax assets	$9,842	$4,237	$14,079

2012
Revenues	$4,095	$1,600	$5,695
Long-term assets excluding financial instruments, mortgages receivable and deferred tax assets	$9,138	$4,249	$13,387

40

31    Reclassification of comparative figures

Billings to third parties for the recovery of costs incurred for freight car repairs and servicing have been reclassified from “Purchased services and other” to “Compensation and benefits” and “Materials” within “Operating expenses” in the Consolidated Statements of Income, in order to match the billings with the costs incurred on behalf of third parties. As a result, the changes to these components of “Operating expenses” for the year ended December 31, 2013 and 2012 are noted below. “Operating expenses” in total were unchanged as a result of this reclassification.

(in millions of Canadian dollars)	Compensation and benefits	Material	Purchased services and other

For the year ended December 31, 2013
As previously reported	$1,418	$249	$876
(Decrease) increase	(33)	(89)	122

As reclassified	$1,385	$160	$998

For the year ended December 31, 2012
As previously reported	$1,506	$238	$940
(Decrease) increase	(32)	(72)	104

As reclassified	$1,474	$166	$1,044

32    Subsequent events

Issuance of long-term debt and settlement of forward starting swaps

On January 28, 2015, CP announced the issuance of U.S. $700 million 2.900% 10-year Notes due February 1, 2025 for net proceeds of U.S. $694 million. This transaction closed on February 2, 2015.

On January 28, 2015, the Company settled a notional U.S. $700 million of forward starting swaps, designated as a cash flow hedge related to the issuance of the notes described above. The fair value of these derivative instruments was a loss of U.S. $50 million at the time of the settlement. Effective hedge losses were deferred in “Accumulated other comprehensive loss” and will be amortized to “Net interest expense” until the underlying notes, which were hedged, are repaid.

Resolution of certain legal proceedings

In 2013, CP provided an interest free loan pursuant to a court order in the amount of $20 million to a corporation owned by a court appointed trustee (“the judicial trustee”) to facilitate the acquisition of a building. The building was held in trust during the legal proceedings with regard to CP’s entitlement to an exercised purchase option of the building (“purchase option”). As at December 31, 2014, the loan of $20 million and the purchase option, book value of $8 million, were recorded as “Other assets” in the Company’s Consolidated Balance Sheets.

In January 2015, CP reached a settlement with a third party that, following the sale of the building to an arm’s length third party in February 2015, will result in CP receiving net proceeds of $59 million for the sale of the building and resolution of legal proceedings. The net proceeds would include repayment of the aforementioned loan to the judicial trustee. CP expects to record a gain of approximately $31 million ($27 million after-tax) to Purchased services and other in the first quarter of 2015.

33    Condensed Consolidating Financial Information

Canadian Pacific Railway Limited (“CPRL”) and Canadian Pacific Railway Company (“CPRC”), a 100 percent owned subsidiary of CPRL, have filed a registration statement on Form F-3 registering debt securities to be issued by CPRC. These debt securities have been fully and unconditionally guaranteed by CPRL. As a result of this guarantee provided by its parent, CPRC is exempt from filing financial statements required by Regulation S-X, however CPRL is required to present the following Condensed Consolidating Financial Information (“CCFI”) for CPRL, CPRC and non-guarantor subsidiaries of CPRL.

Investments in subsidiaries are accounted for under the equity method when presenting the CCFI.

The tables include all adjustments necessary to reconcile the CCFI on a consolidated basis to CPRL’s consolidated financial statements for the periods presented.

41

CONDENSED CONSOLIDATING STATEMENTS OF INCOME

YEAR ENDED DECEMBER 31, 2014

(in millions of Canadian dollars)

	CPRL (Parent Guarantor)	CPRC (Subsidiary Issuer)	Non-Guarantor Subsidiaries	Consolidating Adjustments and Eliminations	CPRL Consolidated

Revenues
Freight	$–	$4,524	$1,940	$–	$6,464
Other	–	130	357	(331)	156

Total revenues	–	4,654	2,297	(331)	6,620

Operating expenses
Compensation and benefits	–	949	403	–	1,352
Fuel	–	779	269	–	1,048
Materials	–	156	37	–	193
Equipment rents	–	137	18	–	155
Depreciation and amortization	–	396	156	–	552
Purchased services and other	–	706	610	(331)	985
Labour restructuring	–	(4)	–	–	(4)

Total operating expenses	–	3,119	1,493	(331)	4,281

Operating income	–	1,535	804	–	2,339
Less:
Other income and charges	3	46	(30)	–	19
Net interest expense	–	250	32	–	282

(Loss) income before income tax expense and equity in net earnings of subsidiaries	(3)	1,239	802	–	2,038
Less: Income tax (recovery) expense	(1)	320	243	–	562
Add: Equity in net earnings of subsidiaries	1,478	559	–	(2,037)	–

Net income	$1,476	$1,478	$559	$(2,037)	$1,476

42

CONDENSED CONSOLIDATING STATEMENTS OF INCOME

YEAR ENDED DECEMBER 31, 2013

(in millions of Canadian dollars)

	CPRL (Parent Guarantor)	CPRC (Subsidiary Issuer)	Non-Guarantor Subsidiaries	Consolidating Adjustments and Eliminations	CPRL Consolidated

Revenues
Freight	$–	$4,201	$1,781	$–	$5,982
Other	–	128	364	(341)	151

Total revenues	–	4,329	2,145	(341)	6,133

Operating expenses
Compensation and benefits	–	1,027	358	–	1,385
Fuel	–	751	253	–	1,004
Materials	–	125	35	–	160
Equipment rents	–	150	23	–	173
Depreciation and amortization	–	416	149	–	565
Purchased services and other	–	690	649	(341)	998
Asset impairments	–	–	435	–	435
Labour restructuring	–	(6)	(1)	–	(7)

Total operating expenses	–	3,153	1,901	(341)	4,713

Operating income	–	1,176	244	–	1,420
Less:
Other income and charges	1	28	(12)	–	17
Net interest (income) expense	(1)	211	68	–	278

Income before income tax expense and equity in net earnings of subsidiaries	–	937	188	–	1,125
Less: Income tax expense	–	243	7	–	250
Add: Equity in net earnings of subsidiaries	875	181	–	(1,056)	–

Net income	$875	$875	$181	$(1,056)	$875

43

CONDENSED CONSOLIDATING STATEMENTS OF INCOME

YEAR ENDED DECEMBER 31, 2012

(in millions of Canadian dollars)

	CPRL (Parent Guarantor)	CPRC (Subsidiary Issuer)	Non-Guarantor Subsidiaries	Consolidating Adjustments and Eliminations	CPRL Consolidated

Revenues
Freight	$–	$3,968	$1,582	$–	$5,550
Other	–	126	304	(285)	145

Total revenues	–	4,094	1,886	(285)	5,695

Operating expenses
Compensation and benefits	–	1,103	371	–	1,474
Fuel	–	768	231	–	999
Materials	–	137	29	–	166
Equipment rents	–	165	41	–	206
Depreciation and amortization	–	389	150	–	539
Purchased services and other	–	749	580	(285)	1,044
Asset impairments	–	88	177	–	265
Labour restructuring	–	51	2	–	53

Total operating expenses	–	3,450	1,581	(285)	4,746

Operating income	–	644	305	–	949
Less:
Other income and charges	–	30	7	–	37
Net interest expense	–	243	33	–	276

Income before income tax expense and equity in net earnings of subsidiaries		371	265	–	636
Less: Income tax expense	–	101	51	–	152
Add: Equity in net earnings of subsidiaries	484	214	–	(698)	–

Net income	$484	$484	$214	$(698)	$484

44

CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31, 2014

(in millions of Canadian dollars)

	CPRL (Parent Guarantor)	CPRC (Subsidiary Issuer)	Non- Guarantor Subsidiaries	Consolidating Adjustments and Eliminations	CPRL Consolidated

Net income	$1,476	$1,478	$559	$(2,037)	$1,476
Net (loss) gain in foreign currency translation adjustments, net of hedging activities	–	(316)	284	–	(32)
Change in derivatives designated as cash flow hedges	–	(49)	–	–	(49)
Change in pension and post-retirement defined benefit plans	–	(908)	(33)	–	(941)

Other comprehensive (loss) income before income taxes	–	(1,273)	251	–	(1,022)
Income tax recovery on above items	–	293	13	–	306
Equity accounted investments	(716)	264	–	452	–

Other comprehensive (loss) income	(716)	(716)	264	452	(716)

Comprehensive income	$760	$762	$823	$(1,585)	$760

45

CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31, 2013

(in millions of Canadian dollars)

	CPRL (Parent Guarantor)	CPRC (Subsidiary Issuer)	Non- Guarantor Subsidiaries	Consolidating Adjustments and Eliminations	CPRL Consolidated

Net income	$875	$875	$181	$(1,056)	$875
Net (loss) gain in foreign currency translation adjustments, net of hedging activities	–	(219)	222	–	3
Change in derivatives designated as cash flow hedges	–	(1)	–	–	(1)
Change in pension and post-retirement defined benefit plans	–	1,631	50	–	1,681

Other comprehensive income before income taxes	–	1,411	272	–	1,683
Income tax expense on above items	–	(400)	(18)	–	(418)
Equity accounted investments	1,265	254	–	(1,519)	–

Other comprehensive income	1,265	1,265	254	(1,519)	1,265

Comprehensive income	$2,140	$2,140	$435	$(2,575)	$2,140

46

CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31, 2012

(in millions of Canadian dollars)

	CPRL (Parent Guarantor)	CPRC (Subsidiary Issuer)	Non- Guarantor Subsidiaries	Consolidating Adjustments and Eliminations	CPRL Consolidated

Net income	$484	$484	$214	$(698)	$484
Net gain (loss) in foreign currency translation adjustments, net of hedging activities	–	67	(56)	–	11
Change in derivatives designated as cash flow hedges	–	9	–	–	9
Change in pension and post-retirement defined benefit plans	–	(54)	4	–	(50)

Other comprehensive income (loss) before income taxes	–	22	(52)	–	(30)
Income tax recovery (expense) on above items	–	3	(3)	–	–
Equity accounted investments	(32)	(57)	–	87	(2)

Other comprehensive (loss) income	(32)	(32)	(55)	87	(32)

Comprehensive income	$452	$452	$159	$(611)	$452

47

CONDENSED CONSOLIDATING BALANCE SHEETS AS AT

DECEMBER 31, 2014

(in millions of Canadian dollars)

	CPRL (Parent Guarantor)	CPRC (Subsidiary Issuer)	Non-Guarantor Subsidiaries	Consolidating Adjustments and Eliminations	CPRL Consolidated

Assets
Current assets
Cash and cash equivalents	$–	$152	$74	$–	$226
Accounts receivable, net	–	490	212	–	702
Accounts receivable, inter-company	58	147	230	(435)	–
Short-term advances to affiliates	–	170	1,974	(2,144)	–
Materials and supplies	–	137	40	–	177
Deferred income taxes	4	15	37	–	56
Other current assets	–	27	89	–	116

	62	1,138	2,656	(2,579)	1,277
Long-term advances to affiliates	1	207	1,316	(1,524)	–
Investments	–	15	97	–	112
Investments in subsidiaries	7,618	8,231	–	(15,849)	–
Properties	–	7,976	6,462	–	14,438
Assets held for sale	–	8	174	–	182
Goodwill and intangible assets	–	–	176	–	176
Pension asset	–	304	–	–	304
Other assets	–	94	23	–	117

Total assets	$7,681	$17,973	$10,904	$(19,952)	$16,606

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$97	$896	$284	$–	$1,277
Accounts payable, inter-company	–	288	147	(435)	–
Short-term advances from affiliates	1,974	–	170	(2,144)	–
Long-term debt maturing within one year	–	91	43	–	134

	2,071	1,275	644	(2,579)	1,411
Pension and other benefit liabilities	–	692	63	–	755
Long-term advances from affiliates	–	1,316	208	(1,524)	–
Other long-term liabilities	–	286	146	–	432
Long-term debt	–	5,570	55	–	5,625
Deferred income taxes	–	1,216	1,557	–	2,773

Total liabilities	2,071	10,355	2,673	(4,103)	10,996
Shareholders’ equity
Share capital	2,185	1,037	5,122	(6,159)	2,185
Additional paid-in capital	36	1,547	569	(2,116)	36
Accumulated other comprehensive loss	(2,219)	(2,219)	170	2,049	(2,219)
Retained earnings	5,608	7,253	2,370	(9,623)	5,608

	5,610	7,618	8,231	(15,849)	5,610

Total liabilities and shareholders’ equity	$7,681	$17,973	$10,904	$(19,952)	$16,606

48

CONDENSED CONSOLIDATING BALANCE SHEETS AS AT

DECEMBER 31, 2013

(in millions of Canadian dollars)

	CPRL (Parent Guarantor)	CPRC (Subsidiary Issuer)	Non-Guarantor Subsidiaries	Consolidating Adjustments and Eliminations	CPRL Consolidated

Assets
Current assets
Cash and cash equivalents	$–	$91	$385	$–	$476
Restricted cash and cash equivalents	–	411	–	–	411
Accounts receivable, net	–	408	172	–	580
Accounts receivable, inter-company	61	133	131	(325)	–
Short-term advances to affiliates	78	1,083	668	(1,829)	–
Materials and supplies	–	133	32	–	165
Deferred income taxes	3	264	77	–	344
Other current assets	–	36	17	–	53

	142	2,559	1,482	(2,154)	2,029
Long-term advances to affiliates	1	1,408	1,576	(2,985)	–
Investments	–	11	81	–	92
Investments in subsidiaries	7,016	4,645	–	(11,661)	–
Properties	–	7,553	5,774	–	13,327
Assets held for sale	–	–	222	–	222
Goodwill and intangible assets	–	–	162	–	162
Pension asset	–	1,028	–	–	1,028
Other assets	–	129	34	–	163

Total assets	$7,159	$17,333	$9,331	$(16,800)	$17,023

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$62	$828	$299	$–	$1,189
Accounts payable, inter-company	–	192	133	(325)	–
Short-term advances from affiliates	–	668	1,161	(1,829)	–
Long-term debt maturing within one year	–	179	10	–	189

	62	1,867	1,603	(2,154)	1,378
Pension and other benefit liabilities	–	622	35	–	657
Long-term advances from affiliates	–	1,577	1,408	(2,985)	–
Other long-term liabilities	–	204	134	–	338
Long-term debt	–	4,557	93	–	4,650
Deferred income taxes	–	1,490	1,413	–	2,903

Total liabilities	62	10,317	4,686	(5,139)	9,926
Shareholders’ equity
Share capital	2,240	1,037	2,195	(3,232)	2,240
Additional paid-in capital	34	1,528	566	(2,094)	34
Accumulated other comprehensive loss	(1,503)	(1,503)	(93)	1,596	(1,503)
Retained earnings	6,326	5,954	1,977	(7,931)	6,326

	7,097	7,016	4,645	(11,661)	7,097

Total liabilities and shareholders’ equity	$7,159	$17,333	$9,331	$(16,800)	$17,023

49

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

(in millions of Canadian dollars)

	CPRL (Parent Guarantor)	CPRC (Subsidiary Issuer)	Non-Guarantor Subsidiaries	Consolidating Adjustments and Eliminations	CPRL Consolidated

Cash provided by operating activities	$183	$1,684	$604	$(348)	$2,123

Investing activities
Additions to properties	–	(816)	(702)	69	(1,449)
Proceeds from the sale of west end of Dakota, Minnesota and Eastern Railroad	–	–	236	–	236
Proceeds from sale of properties and other assets	–	116	5	(69)	52
Advances to affiliates	–	(611)	(2,636)	3,247	–
Repayment of advances to affiliates	–	2,167	1,592	(3,759)	–
Capital contributions to affiliates	–	(2,927)	–	2,927	–
Change in restricted cash and cash equivalents used to collateralize letters of credit	–	411	–	–	411
Other	–	2	(2)	–	–

Cash used in investing activities	–	(1,658)	(1,507)	2,415	(750)

Financing activities
Dividends paid	(244)	(182)	(166)	348	(244)
Issuance of share capital	–	–	2,927	(2,927)	–
Issuance of CP common shares	62	–	–	–	62
Purchase of CP common shares	(2,050)	–	–	–	(2,050)
Repayment of long-term debt, excluding commercial paper	–	(174)	(9)	–	(183)
Net issuance of commercial paper	–	771	–	–	771
Settlement of foreign exchange forward on long-term debt	–	17	–	–	17
Advances from affiliates	2,049	1,198	–	(3,247)	–
Repayment of advances from affiliates	–	(1,592)	(2,167)	3,759	–
Other	–	–	(3)	–	(3)

Cash (used in) provided by financing activities	(183)	38	582	(2,067)	(1,630)

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	–	(3)	10	–	7

Cash position
Increase (decrease) in cash and cash equivalents	–	61	(311)	–	(250)
Cash and cash equivalents at beginning of year	–	91	385	–	476

Cash and cash equivalents at end of year	$–	$152	$74	$–	$226

50

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

(in millions of Canadian dollars)

	CPRL (Parent Guarantor)	CPRC (Subsidiary Issuer)	Non-Guarantor Subsidiaries	Consolidating Adjustments and Eliminations	CPRL Consolidated

Cash provided by operating activities	$123	$1,327	$707	$(207)	$1,950

Investing activities
Additions to properties	–	(882)	(470)	116	(1,236)
Proceeds from sale of properties and other assets	–	65	124	(116)	73
Advances to affiliates	–	–	(137)	137	–
Repayment of advances to affiliates	–	–	84	(84)	–
Capital contributions to affiliates	–	(100)	–	100	–
Change in restricted cash and cash equivalents used to collateralize letters of credit	–	(411)	–	–	(411)
Other	–	(21)	(2)	–	(23)

Cash used in investing activities	–	(1,349)	(401)	153	(1,597)

Financing activities
Dividends paid	(244)	(123)	(84)	207	(244)
Issuance of share capital	–	–	100	(100)	–
Issuance of CP common shares	83	–	–	–	83
Issuance of long-term debt, excluding commercial paper	–	60	(60)	–	–
Repayment of long-term debt, excluding commercial paper	–	(48)	(8)	–	(56)
Advances from affiliates	38	99	–	(137)	–
Repayment of advances from affiliates	–	(84)	–	84	–
Other	–	(3)	–	–	(3)

Cash used in financing activities	(123)	(99)	(52)	54	(220)

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	–	1	9	–	10

Cash position
(Decrease) increase in cash and cash equivalents	–	(120)	263	–	143
Cash and cash equivalents at beginning of year	–	211	122	–	333

Cash and cash equivalents at end of year	$–	$91	$385	$–	$476

51

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2012

(in millions of Canadian dollars)

	CPRL (Parent Guarantor)	CPRC (Subsidiary Issuer)	Non-Guarantor Subsidiaries	Consolidating Adjustments and Eliminations	CPRL Consolidated

Cash provided by operating activities	$102	$1,158	$538	$(470)	$1,328

Investing activities
Additions to properties	–	(600)	(548)	–	(1,148)
Proceeds from sale of properties and other assets	–	59	86	–	145
Advances to affiliates	(77)	(1,067)	(53)	1,197	–
Repayment of advances to affiliates	–	1,206	1,382	(2,588)	–
Capital contributions to affiliates	–	(179)	–	179	–
Repurchase of share capital from affiliate	–	1,067	–	(1,067)	–
Other	–	(8)	–	–	(8)

Cash (used in) provided by investing activities	(77)	478	867	(2,279)	(1,011)

Financing activities
Dividends paid	(223)	(102)	(368)	470	(223)
Issuance of share capital	–	–	179	(179)	–
Return of share capital to affiliate	–	–	(1,067)	1,067	–
Issuance of CP common shares	198	–	–	–	198
Issuance of long-term debt, excluding commercial paper	–	71	–	–	71
Repayment of long-term debt, excluding commercial paper	–	(46)	(4)	–	(50)
Net decrease in short-term borrowing	–	(25)	(2)	–	(27)
Advances from affiliates	–	58	1,139	(1,197)	–
Repayment of advances from affiliates	–	(1,382)	(1,206)	2,588	–
Other	–	1	–	–	1

Cash used in financing activities	(25)	(1,425)	(1,329)	2,749	(30)

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	–	(1)	–	–	(1)

Cash position
Increase in cash and cash equivalents	–	210	76	–	286
Cash and cash equivalents at beginning of year	–	1	46	–	47

Cash and cash equivalents at end of year	$–	$211	$122	$–	$333

52